UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 01, 2019

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Barclays PLC
Interim Results Announcement

30 June 2019

Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer’s Review	4
Group Finance Director’s Review	5-6
Results by Business
● Barclays UK	7-9
● Barclays International	10-13
● Head Office	14
Quarterly Results Summary	15
Quarterly Results by Business	16-21
Performance Management
● Margins and Balances	22
Risk Management
● Risk Management and Principal Risks	23
● Credit Risk	24-33
● Market Risk	34
● Treasury and Capital Risk	35-46
Statement of Directors’ Responsibilities	47
Independent Review Report to Barclays PLC	48
Condensed Consolidated Financial Statements	49-54
Financial Statement Notes	55-83
Appendix: Non-IFRS Performance Measures	84-93
Shareholder Information	94

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2019 to the corresponding six months of 2018 and balance sheet analysis as at 30 June 2019 with comparatives relating to 31 December 2018 and 30 June 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 31 July 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 84 to 93 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the UK and the US in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Resilient performance with Group return on tangible equity of 9.4%1 and an increased half year dividend of 3.0p per share

● Barclays reported a Group return on tangible equity (RoTE) of 9.4% for the first half of 2019 and continues to target RoTE of >9% and >10% for 2019 and 2020 respectively1
●  The income environment in the first half was challenging and as a result Barclays is focused on net cost reductions in the second half and expects to reduce costs for 2019 to below the £13.6bn1 low end of the Group’s previous cost guidance

● Barclays will pay a half year dividend of 3.0p (H118: 2.5p) and is reiterating its capital returns policy

Returns1 Group RoTE targets of >9% in 2019 and >10% in 2020	● Profit before tax of £3.1bn (H118: £3.7bn) and earnings per share (EPS) of 12.6p (H118: 14.9p)
● Group RoTE of 9.4% (H118: 11.6%)
- Barclays UK RoTE of 15.1% (H118: 17.3%)
- Barclays International RoTE of 10.7% (H118: 12.9%), with the Corporate and Investment Bank (CIB) RoTE of 9.4% (H118: 11.1%) and Consumer, Cards and Payments of 16.7% (H118: 22.7%)
Cost efficiency Group cost guidance of below £13.6bn1 in 2019 Cost: income ratio of <60% over time
●   Group operating expenses1 increased 1% to £6.8bn, resulting in a cost: income ratio of 63% (H118: 61%), reflecting continued investment in the business offset by lower compensation accruals and cost efficiencies

● Cost control is a priority and, given the challenging income environment experienced in the first half, management expects to reduce 2019 costs below £13.6bn1
Capital and dividends CET1 ratio target of c.13%	● Common equity tier 1 (CET1) ratio of 13.4% (December 2018: 13.2%) was above the Group’s target ratio of c.13%. The reported CET1 ratio increased 40bps in the second quarter
●   Reiterating capital returns policy, incorporating a progressive ordinary dividend, supplemented by share buybacks as and when appropriate.
     Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

● Half year dividend of 3.0p per share to be paid on 23 September 2019 (H118: 2.5p)

●
Barclays Group profit before tax was £3.0bn (H118: £1.7bn) and excluding litigation and conduct, was £3.1bn (H118: £3.7bn). The cost: income ratio was 63% (H118: 61%), with income down 1%, driven mainly by margin pressure in Barclays UK and lower income in Barclays International, while costs increased 1%, reflecting continued investment in the business. Credit impairment charges increased to £0.9bn (H118: £0.6bn) reflecting the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118, while delinquencies in unsecured lending remained stable

●
Barclays UK profit before tax was £1.1bn (H118: £0.8bn). Excluding litigation and conduct, profit before tax was £1.1bn (H118: £1.2bn). Income declined 2%, as continuing margin pressure was partially offset by continued growth in mortgages and deposits. Operating expenses increased 2% as digital investment was partially offset by cost efficiency savings

●
Barclays International profit before tax was £2.3bn (H118: £2.7bn). Income was down 1% driven by a reduction in CIB, reflecting reduced client activity, lower volatility and a smaller Banking fee pool across the industry2, offset by growth in Consumer, Cards and Payments. Operating expenses increased 1% as continued investment in the business was partially offset by reduced variable compensation accruals, reflecting performance in the CIB. Credit impairment charges increased from £0.2bn to £0.5bn, due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118

●
Attributable profit was £2.1bn (H118: £0.6bn). This reflected the non-recurrence of Q118 litigation and conduct charges of £2.0bn, principally relating to the Residential Mortgage Backed Securities settlement (RMBS) and Payment Protection Insurance (PPI). Excluding litigation and conduct, attributable profit was £2.2bn (H118: £2.6bn), generating basic earnings per share of 12.6p (H118: 14.9p)

●
Tangible net asset value (TNAV) per share was 275p (December 2018: 262p) as 12.6p of EPS, excluding litigation and conduct, and positive net reserve movements, were partially offset by payment of the remaining full year 2018 dividend of 4p in the second quarter

1
Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%. Group cost guidance is based on a rate of 1.27 (USD/GBP) and subject to foreign currency movements.

2	Data Source: Dealogic for the period covering 1 January to 30 June 2019

Barclays Group results
for the half year ended	30.06.19	30.06.18
	£m	£m	% Change
Total income	10,790	10,934	(1)
Credit impairment charges and other provisions	(928)	(571)	(63)
Net operating income	9,862	10,363	(5)
Operating expenses	(6,758)	(6,674)	(1)
Litigation and conduct	(114)	(2,042)	94
Total operating expenses	(6,872)	(8,716)	21
Other net income	24	12
Profit before tax	3,014	1,659	82
Tax charge1	(545)	(644)	15
Profit after tax	2,469	1,015
Non-controlling interests	(34)	(108)	69
Other equity instrument holders	(363)	(346)	(5)
Attributable profit	2,072	561

Performance measures
Return on average tangible shareholders' equity	9.1%	2.6%
Average tangible shareholders' equity (£bn)	45.7	43.8
Cost: income ratio	64%	80%
Loan loss rate (bps)	54	35
Basic earnings per share	12.1p	3.3p
Dividend per share	3.0p	2.5p

Performance measures excluding litigation and conduct2
Profit before tax	3,128	3,701	(15)
Attributable profit	2,158	2,550	(15)
Return on average tangible shareholders' equity	9.4%	11.6%
Cost: income ratio	63%	61%
Basic earnings per share	12.6p	14.9p

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet and capital management3	£bn	£bn	£bn
Tangible net asset value per share	275p	262p	259p
Common equity tier 1 ratio	13.4%	13.2%	13.0%
Common equity tier 1 capital	42.9	41.1	41.4
Risk weighted assets	319.1	311.9	319.3
Average UK leverage ratio	4.7%	4.5%	4.6%
UK leverage ratio	5.1%	5.1%	4.9%

Funding and liquidity
Group liquidity pool (£bn)	238	227	214
Liquidity coverage ratio	156%	169%	154%
Loan: deposit ratio	82%	83%	83%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct
3
Capital, Risk Weighted Assets (RWAs) and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 40.

4
The fully loaded CET1 ratio was 13.1%, with £41.7bn of CET1 capital and £319.0bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

Group Chief Executive Officer’s Review

“This was another resilient quarter of performance.

For the second quarter in succession Barclays generated an attributable profit of over £1 billion, and delivered EPS of 12.6p for the first half of 2019.

Our Group Return on Tangible Equity of 9.3% for the quarter is a further step towards meeting our 2019 RoTE target of greater than 9%.

Our reported CET1 ratio increased by 40 basis points in Q2 to 13.4%, demonstrating the strong capital generation capacity of the business.

Barclays UK continued to build its mortgage and deposit balances, with stable credit metrics. This has partially offset the reduction in net interest margin from increased levels of customer refinancing, and lower interest earnings from UK cards balances. Digital engagement with our UK customers is at an all time high, with just under 8 million customers now digitally active on the Barclays App.

The Corporate & Investment Bank produced a 9.3% return in the quarter, and we saw market outperformance in Banking fees and in Fixed income, Currencies and Credit.

Consumer, Cards & Payments continues to progress, producing an RoTE of 18% in the quarter and 16.7%for the half year.

Management focus on cost control remains a priority, and we expect to reduce expenses to below £13.6 billion for 2019.

This all puts us in a position to continue to increase the return of capital to shareholders by declaring a half year dividend of 3 pence. The half year dividend is around a third of what we expect to pay in total in a given year under normal circumstances. This increase in ordinary dividend reflects the confidence that the Board and management have in the sustainable earnings generation of our business.

Barclays’ progressive capital returns policy, and intention to supplement the ordinary dividend with additional cash returns, including share buybacks when appropriate, remains unchanged.”

James E Staley, Group Chief Executive Officer

Group Finance Director’s Review

The Group return on tangible equity, excluding litigation and conduct, was 9.4% with earnings per share of 12.6p. Barclays continues to target RoTE of >9% and >10% for 2019 and 2020 respectively1. Given the challenging income environment experienced in the first half of the year, achieving net cost reductions in the second half is a key priority.

Group performance

●
Profit before tax was £3,014m (H118: £1,659m). Excluding litigation and conduct, profit before tax was £3,128m (H118: £3,701m), reflecting the challenging income environment and an increase in impairment due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118. The 7% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and operating expenses

●
Total income decreased 1% to £10,790m. Barclays UK income decreased 2% as continued mortgage and deposit balance growth was offset by margin compression and maintaining a reduced risk appetite in UK cards. Barclays International income was down 1%, as the challenging income environment resulted in a 1% reduction in CIB, offset by a 2% increase in Consumer, Cards and Payments

●
Credit impairment charges increased to £928m (H118: £571m) primarily due to the non-recurrence of favourable US macroeconomic forecast updates and single name recoveries in H118. The economic environment continued to be benign and there were no changes in the macroeconomic variables used in impairment modelling in the first half. Delinquencies in unsecured lending remained stable, reflecting the continued prudent management of credit risk. The Barclays Group loan loss rate was 54bps (H118: 35bps)

●
Operating expenses increased 1% to £6,758m reflecting continued investment in the business including planned digitisation of Barclays UK, partially offset by lower variable compensation accruals in CIB and cost efficiencies. The cost: income ratio, excluding litigation and conduct, increased to 63% (H118: 61%)

●
The effective tax rate was 18.1%. This reflects a change in accounting standards requiring tax relief on payments made under Additional Tier 1 (AT1) instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement

●	Attributable profit was £2,072m (H118: £561m). Excluding litigation and conduct, attributable profit was £2,158m (H118: £2,550m), generating a RoTE of 9.4% (H118: 11.6%) and EPS of 12.6p (H118: 14.9p)
●
TNAV per share was 275p (December 2018: 262p) as 12.6p of EPS, excluding litigation and conduct, and positive net reserve movements, were partially offset by payment of the remaining full year 2018 dividend of 4p in the second quarter

Group capital and leverage

●
The CET1 ratio increased to 13.4% (December 2018: 13.2%) primarily driven by a £1.8bn increase in CET1 capital partially offset by an increase of £7.2bn in Risk Weighted Assets (RWAs) compared to year-end 2018

-   CET1 capital increased by £1.8bn to £42.9bn driven by underlying profit generation of £2.4bn and an increase of £0.5bn in the fair value through other comprehensive income reserve, primarily due to decreasing bond yields.
    These increases were partially offset by £1.2bn dividends paid and foreseen and £0.3bn from pension deficit reduction contributions

- The increase in RWAs was primarily driven by increased CIB activity compared to year-end 2018
●
The average UK leverage ratio increased to 4.7% (December 2018: 4.5%) primarily driven by an increase in Tier 1 (T1) capital, which included the accretion of CET1 capital and the issuance of AT1 securities, partially offset by a modest increase in exposure to £1,135bn (December 2018: £1,110bn). The UK leverage ratio remained stable at 5.1% (December 2018: 5.1%)

Group funding and liquidity

●
The liquidity pool increased to £238bn (December 2018: £227bn) reflecting the Group’s prudent liquidity management approach. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 156% (December 2018: 169%), equivalent to a surplus of £83bn (December 2018: £90bn). The decrease in the LCR and surplus reflects support for seasonal activity, while maintaining a conservative liquidity position

●
Wholesale funding outstanding, excluding repurchase agreements, was £166bn (December 2018: £154bn). The Group issued £7.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 30.2% as at 30 June 2019 relative to an estimated requirement including requisite buffers of 29.9% by 1 January 2022

1
Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%. Group cost guidance is based on a rate of 1.27 (USD/GBP) and subject to foreign currency movements.

Other matters

●
The remaining PPI provision as at 30 June 2019 was £0.4bn (December 2018: £0.9bn). This represents Barclays best estimate of expected PPI related costs. However, the uncertainty associated with future claims levels has increased ahead of the Financial Conduct Authority (FCA) complaints deadline on 29 August 2019

●
Following regulatory approval, Barclays intends to call the three AT1 instruments eligible for call on 15 September 2019. The redemptions will result in a pro-forma decrease of c.13bps to the 30 June 2019 CET1 ratio due to two of these instruments being held on the balance sheet at historical FX rates

Outlook and guidance

●	The Group continues to target 2019 and 2020 RoTE of >9% and >10% respectively1
●	Given the challenging income environment experienced in the first half, management expects to reduce 2019 costs below £13.6bn1

Dividends

●	Barclays existing capital returns policy as set out in our Full Year 2018 results remains unchanged:

“Barclays understands the importance of delivering attractive cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate.”

●	Reflecting this, Barclays will pay a half year dividend per share of 3.0p on 23 September 2019 (H118: 2.5p)
●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

Tushar Morzaria, Group Finance Director

1
Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%. Group cost guidance is based on a rate of 1.27 (USD/GBP) and subject to foreign currency movements.

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.19	30.06.18
Income statement information	£m	£m	% Change
Net interest income	2,907	2,986	(3)
Net fee, commission and other income	641	638	-
Total income	3,548	3,624	(2)
Credit impairment charges and other provisions	(421)	(415)	(1)
Net operating income	3,127	3,209	(3)
Operating expenses	(2,021)	(1,973)	(2)
Litigation and conduct	(44)	(414)	89
Total operating expenses	(2,065)	(2,387)	13
Other net income	-	4
Profit before tax	1,062	826	29
Attributable profit1	750	447	68

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	189.1	187.6	185.3
Total assets	259.0	249.7	245.9
Customer deposits at amortised cost	200.9	197.3	194.3
Loan: deposit ratio	97%	96%	96%
Risk weighted assets	76.2	75.2	75.0
Period end allocated tangible equity	10.3	10.2	10.2

	Half year ended	Half year ended
Key facts	30.06.19	30.06.18
Average loan to value of mortgage portfolio2	50%	50%
Average loan to value of new mortgage lending2	67%	64%
Number of branches	972	1,155
Mobile banking active customers	7.9m	6.7m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.9%

Performance measures
Return on average allocated tangible equity	14.5%	9.0%
Average allocated tangible equity (£bn)	10.3	10.0
Cost: income ratio	58%	66%
Loan loss rate (bps)	43	44
Net interest margin	3.11%	3.24%

Performance measures excluding litigation and conduct3	£m	£m	% Change
Profit before tax	1,106	1,240	(11)
Attributable profit	782	859	(9)
Return on average allocated tangible equity	15.1%	17.3%
Cost: income ratio	57%	54%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let mortgage portfolios.
3	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.19	30.06.18
Analysis of total income	£m	£m	% Change
Personal Banking	1,910	1,987	(4)
Barclaycard Consumer UK	987	1,031	(4)
Business Banking	651	606	7
Total income	3,548	3,624	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(88)	(121)	27
Barclaycard Consumer UK	(315)	(252)	(25)
Business Banking	(18)	(42)	57
Total credit impairment charges and other provisions	(421)	(415)	(1)

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	147.3	146.0	143.6
Barclaycard Consumer UK	15.1	15.3	15.2
Business Banking	26.7	26.3	26.5
Total loans and advances to customers at amortised cost	189.1	187.6	185.3

Analysis of customer deposits at amortised cost
Personal Banking	156.3	154.0	152.9
Barclaycard Consumer UK	-	-	-
Business Banking	44.6	43.3	41.4
Total customer deposits at amortised cost	200.9	197.3	194.3

Barclays UK continued to deliver growth in balances during H119, increasing mortgage lending by £1.8bn and growing customer deposits by £3.6bn. Ongoing margin pressure from increased refinancing activity in mortgages and lower interest earning lending (IEL) in UK cards, resulted in a lower net interest margin (NIM). Digital investment continues to transform customer interactions.

Income statement – H119 compared to H118

●
Profit before tax, excluding litigation and conduct, decreased 11% to £1,106m. RoTE was robust at 15.1% (H118: 17.3%) reflecting the continuing strength of the Barclays UK business in a challenging income environment. Including litigation and conduct charges of £44m (H118: £414m) that decreased primarily due to the non-recurrence of a PPI charge, profit before tax increased 29% to £1,062m

●	Total income decreased 2% to £3,548m due to a 3% decrease in net interest income (NII) to £2,907m
- Personal Banking income decreased 4% to £1,910m, reflecting ongoing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins
- Barclaycard Consumer UK income decreased 4% to £987m reflecting the maintenance of a reduced risk appetite, which resulted in a lower level of IEL balances
- Business Banking income increased 7% to £651m driven by continued deposit growth, improved liability margins and the non-recurrence of client remediation in H118
- NIM decreased 13bps to 3.11% reflecting increased refinancing activity by mortgage customers, lower IEL in UK cards and the mix effect from growth in secured lending
●
Credit impairment charges were broadly flat at £421m (H118: £415m), with releases on single name exposures in Business Banking offsetting higher charges in UK cards due to the embedment of IFRS 9 in H118. The 30 and 90 day arrears rates in UK cards remained stable at 1.8% (H118: 1.9%) and 0.9% (H118: 0.9%) respectively

●
Operating expenses increased 2% to £2,021m as planned digital investment in the business and inflation outweighed cost efficiencies. The cost: income ratio, excluding litigation and conduct, was 57% (H118: 54%)

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Loans and advances to customers at amortised cost increased 1% to £189.1bn reflecting £1.8bn of mortgage growth
●	Total assets increased 4% to £259.0bn reflecting increases in the liquidity pool and loans and advances to customers
●	Customer deposits at amortised cost increased 2% to £200.9bn demonstrating franchise strength across both Personal and Business Banking
●
RWAs increased to £76.2bn (December 2018: £75.2bn) including the recognition of property leases following IFRS 16 implementation, growth in Mortgages and Business Banking and change in mix of the liquidity pool

Barclays International	Half year ended	Half year ended
	30.06.19	30.06.18
Income statement information	£m	£m	% Change
Net interest income	1,917	1,866	3
Net trading income	2,160	2,510	(14)
Net fee, commission and other income	3,396	3,139	8
Total income	7,473	7,515	(1)
Credit impairment charges and other provisions	(492)	(161)
Net operating income	6,981	7,354	(5)
Operating expenses	(4,641)	(4,606)	(1)
Litigation and conduct	(30)	(62)	52
Total operating expenses	(4,671)	(4,668)	-
Other net income	31	24	29
Profit before tax	2,341	2,710	(14)
Attributable profit1	1,620	1,933	(16)

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	134.8	127.2	125.5
Trading portfolio assets	120.0	104.0	116.5
Derivative financial instrument assets	243.8	222.1	228.2
Financial assets at fair value through the income statement	154.7	144.7	141.2
Cash collateral and settlement balances	101.3	74.3	91.5
Other assets	196.8	189.8	183.6
Total assets	951.4	862.1	886.5
Deposits at amortised cost	212.0	197.2	191.0
Derivative financial instrument liabilities	243.0	219.6	224.9
Loan: deposit ratio	64%	65%	66%
Risk weighted assets	214.8	210.7	218.0
Period end allocated tangible equity	30.2	29.9	30.5

	Half year ended	Half year ended
Performance measures	30.06.19	30.06.18
Return on average allocated tangible equity	10.5%	12.6%
Average allocated tangible equity (£bn)	30.8	30.7
Cost: income ratio	63%	62%
Loan loss rate (bps)	72	25
Net interest margin	3.95%	4.30%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	2,371	2,772	(14)
Attributable profit	1,644	1,979	(17)
Return on average allocated tangible equity	10.7%	12.9%
Cost: income ratio	62%	61%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Half year ended
	30.06.19	30.06.18
Income statement information	£m	£m	% Change
FICC	1,822	1,605	14
Equities	984	1,191	(17)
Markets	2,806	2,796	-
Banking fees	1,267	1,387	(9)
Corporate lending	368	438	(16)
Transaction banking	859	799	8
Corporate	1,227	1,237	(1)
Other	-	(41)
Total income	5,300	5,379	(1)
Credit impairment (charges)/releases and other provisions	(96)	182
Net operating income	5,204	5,561	(6)
Operating expenses	(3,479)	(3,546)	2
Litigation and conduct	(26)	(13)
Total operating expenses	(3,505)	(3,559)	2
Other net income	15	8	88
Profit before tax	1,714	2,010	(15)
Attributable profit1	1,178	1,434	(18)

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	92.1	86.4	87.8
Trading portfolio assets	119.9	104.0	116.5
Derivative financial instrument assets	243.7	222.1	228.1
Financial assets at fair value through the income statement	154.1	144.2	140.7
Cash collateral and settlement balances	100.4	73.4	90.6
Other assets	168.1	160.4	151.6
Total assets	878.3	790.5	815.3
Deposits at amortised cost	145.4	136.3	130.3
Derivative financial instrument liabilities	242.9	219.6	224.9
Risk weighted assets	175.9	170.9	180.4

	Half year ended	Half year ended
Performance measures	30.06.19	30.06.18
Return on average allocated tangible equity	9.3%	11.0%
Average allocated tangible equity (£bn)	25.5	26.0
Cost: income ratio	66%	66%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	1,740	2,023	(14)
Attributable profit	1,199	1,444	(17)
Return on average allocated tangible equity	9.4%	11.1%
Cost: income ratio	66%	66%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.19	30.06.18
Income statement information	£m	£m	% Change
Total income	2,173	2,136	2
Credit impairment charges and other provisions	(396)	(343)	(15)
Net operating income	1,777	1,793	(1)
Operating expenses	(1,162)	(1,060)	(10)
Litigation and conduct	(4)	(49)	92
Total operating expenses	(1,166)	(1,109)	(5)
Other net income	16	16	-
Profit before tax	627	700	(10)
Attributable profit1	442	499	(11)

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	42.7	40.8	37.7
Total assets	73.1	71.6	71.2
Deposits at amortised cost	66.6	60.9	60.7
Risk weighted assets	38.9	39.8	37.6

	Half year ended	Half year ended
Key facts	30.06.19	30.06.18
30 day arrears rate – Barclaycard US	2.4%	2.5%
Total number of Barclaycard business clients	383,382	370,000
Value of payments processed (£bn)	174	169

Performance measures
Return on average allocated tangible equity	16.6%	21.2%
Average allocated tangible equity (£bn)	5.3	4.7
Cost: income ratio	54%	52%
Loan loss rate (bps)	176	171

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	631	749	(16)
Attributable profit	445	535	(17)
Return on average allocated tangible equity	16.7%	22.7%
Cost: income ratio	53%	50%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for more information and calculations of performance measures excluding litigation and conduct.

In H119, Barclays International delivered double-digit returns despite a challenging income environment. CIB income reflected a positive performance in FICC and Transaction Banking, offset by a decrease in Equities and lower Banking fees, which was impacted by a decline in the Banking fee pool across the industry1, compared to a strong H118. Credit impairment charges normalised in the CIB. Barclays International operating expenses increased, driven by Consumer, Cards and Payments, including investment in US cards, merchant acquiring and wealth. This was offset by lower compensation accruals within CIB.

Income statement – H119 compared to H118

●
Profit before tax, excluding litigation and conduct, decreased 14% to £2,371m resulting in a RoTE of 10.7% (H118: 12.9%), reflecting returns in the CIB of 9.4% (H118: 11.1%) and Consumer, Cards and Payments of 16.7% (H118: 22.7%)

●	The 7% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses
●	Total income decreased to £7,473m (H118: £7,515m)

-    CIB income of £5,300m decreased 1% as positive performance in FICC and Transaction Banking was offset by the impact of a lower Banking fee pool across the industry1 and reduced client activity in Equities.
     Markets income was in line at £2,806m, Banking fees income decreased 9% to £1,267m and Corporate income decreased 1% to £1,227m

-    Within Markets, FICC income increased 14% to £1,822m. Excluding the £166m strategic investment gain on the initial public offering of Tradeweb, FICC income increased 3% reflecting a strong performance in rates and growth in securitised products. Equities income decreased 17% to £984m driven by equity derivatives, which was impacted by reduced client activity

-    Banking fees income decreased 9% to £1,267m driven by lower debt underwriting fees reflecting a reduced Banking fee pool1, offset by an increase in advisory fees.
     However, Barclays share of the global Banking fee pool has increased since FY181

-    Within Corporate, Transaction banking income increased 8% to £859m reflecting growth in deposits. This was offset by a decrease in Corporate lending income to £368m (H118: £438m).
     Excluding mark-to-market movements on loan hedges, Corporate lending income was stable at c.£400m

-    Consumer, Cards and Payments income increased 2% to £2,173m reflecting balance growth in the US cards business, partnership growth in merchant acquiring and appreciation of
     USD against GBP, offset by the non-recurrence of a £53m gain on the sale of a US cards portfolio in H118

●	Credit impairment charges increased to £492m (H118: £161m)
- CIB credit impairment charges increased to £96m (H118: release of £182m) due to the non-recurrence of favourable macroeconomic forecast updates and single name recoveries in H118

-    Consumer, Cards and Payments credit impairment charges increased to £396m (H118: £343m) due to the non-recurrence of favourable US macroeconomic forecast updates in H118.
     Credit metrics were stable, with US cards 30 and 90 day arrears of 2.4% (H118: 2.5%) and 1.3% (H118: 1.3%) respectively

●	Operating expenses increased 1% to £4,641m as continued investment in the business was offset by variable compensation accruals which were reduced in response to performance in Q119
- CIB operating expenses decreased 2% to £3,479m as variable compensation accruals were reduced in response to performance in Q119 partially offset by continued investment in the business
- Consumer, Cards and Payments operating expenses increased 10% to £1,162m driven by continued investment in US cards, merchant acquiring and wealth

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Total assets of £951.4bn increased by £89.3bn compared to year-end 2018
●	Trading portfolio assets increased £16.0bn to £120.0bn and cash collateral and settlement balances increased £27.0bn to £101.3bn, both due to increased trading activity compared to year-end 2018
●
Derivative financial instrument assets and liabilities increased £21.7bn to £243.8bn and £23.4bn to £243.0bn respectively driven by a decrease in major interest rate curves, principally in the second quarter

●	Financial assets at fair value through the income statement increased £10.0bn to £154.7bn due to increased secured lending compared to year-end 2018
●	Deposits at amortised cost increased £14.8bn to £212.0bn due to increased customer deposits
●	RWAs increased to £214.8bn (December 2018: £210.7bn), driven by increased CIB activity compared to year-end 2018

1	Data Source: Dealogic for the period covering 1 January to 30 June 2019

Head Office	Half year ended	Half year ended
	30.06.19	30.06.18
Income statement information	£m	£m	% Change
Net interest income	(206)	(474)	57
Net fee, commission and other income	(25)	269
Total income	(231)	(205)	(13)
Credit impairment (charges)/releases and other provisions	(15)	5
Net operating income	(246)	(200)	(23)
Operating expenses	(96)	(95)	(1)
Litigation and conduct	(40)	(1,566)	97
Total operating expenses	(136)	(1,661)	92
Other net expenses	(7)	(16)	56
Loss before tax	(389)	(1,877)	79
Attributable loss1	(298)	(1,819)	84

	As at 30.06.19	As at 31.12.18	As at 30.06.18
Balance sheet information	£bn	£bn	£bn
Total assets	22.4	21.5	17.2
Risk weighted assets	28.1	26.0	26.3
Period end allocated tangible equity	7.0	4.9	3.6

	Half year ended	Half year ended
Performance measures	30.06.19	30.06.18
Average allocated tangible equity (£bn)	4.6	3.1

Performance measures excluding litigation and conduct2	£m	£m	% Change
Loss before tax	(349)	(311)	(12)
Attributable loss	(268)	(288)	7

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Income statement – H119 compared to H118

●
Loss before tax, excluding litigation and conduct, was £349m (H118: £311m). Including litigation and conduct charges of £40m (H118: £1,566m) that decreased primarily due to the non-recurrence of the RMBS settlement, loss before tax was £389m (H118: £1,877m)

●
Total income was an expense of £231m (H118: £205m) which included legacy capital instrument funding costs, and hedge accounting expenses partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. Income expense increased on prior year reflecting the non-recurrence of a £155m one-off gain from the settlement of receivables relating to the Lehman Brothers acquisition, partially offset by lower net expenses from treasury operations

●	Operating expenses, excluding litigation and conduct, were £96m (H118: £95m)

Balance sheet – 30 June 2019 compared to 31 December 2018

●	Total assets increased to £22.4bn (December 2018: £21.5bn) and RWAs increased to £28.1bn (December 2018: £26.0bn) driven by recognition of property leases following IFRS 16 implementation
●
Period end allocated tangible equity increased to £7.0bn (December 2018: £4.9bn) mainly due to the Group’s CET1 ratio being above the 13.0% target which is used in the allocation of equity to the businesses

Quarterly Results Summary

Barclays Group
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,360	2,258	2,296	2,388	2,190	2,188	2,272	2,475
Net fee, commission and other income	3,178	2,994	2,777	2,741	3,386	3,170	2,750	2,698
Total income	5,538	5,252	5,073	5,129	5,576	5,358	5,022	5,173
Credit impairment charges and other provisions	(480)	(448)	(643)	(254)	(283)	(288)	(573)	(709)
Net operating income	5,058	4,804	4,430	4,875	5,293	5,070	4,449	4,464
Operating costs	(3,501)	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)
UK bank levy	-	-	(269)	-	-	-	(365)	-
Operating expenses	(3,501)	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)
Guaranteed Minimum Pensions (GMP) charge	-	-	(140)	-	-	-	-	-
Litigation and conduct	(53)	(61)	(60)	(105)	(81)	(1,961)	(383)	(81)
Total operating expenses	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)
Other net income/(expenses)	27	(3)	37	20	(7)	19	13	(2)
Profit/(loss) before tax	1,531	1,483	374	1,461	1,895	(236)	93	1,107
Tax charge1	(297)	(248)	(83)	(192)	(386)	(258)	(1,089)	(281)
Profit/(loss) after tax	1,234	1,235	291	1,269	1,509	(494)	(996)	826
Non-controlling interests	(17)	(17)	(75)	(43)	(55)	(53)	(68)	(43)
Other equity instrument holders	(183)	(180)	(230)	(176)	(175)	(171)	(181)	(157)
Attributable profit/(loss)1	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)	626

Performance measures
Return on average tangible shareholders' equity	9.0%	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)	5.1%
Average tangible shareholders' equity (£bn)	46.2	45.2	44.3	44.6	43.5	44.2	48.1	48.9
Cost: income ratio	64%	63%	81%	67%	61%	99%	87%	65%
Loan loss rate (bps)2	56	54	77	30	35	36	56	66
Basic earnings/(loss) per share	6.0p	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)	3.7p

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,584	1,544	434	1,566	1,976	1,725	476	1,188
Attributable profit/(loss)	1,074	1,084	48	1,135	1,338	1,212	(894)	703
Return on average tangible shareholders' equity	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%
Cost: income ratio	63%	62%	79%	65%	59%	63%	79%	63%
Basic earnings/(loss) per share	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p

Balance sheet and capital management4	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,232.8	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3
Tangible net asset value per share	275p	266p	262p	260p	259p	251p	276p	281p
Common equity tier 1 ratio	13.4%	13.0%	13.2%	13.2%	13.0%	12.7%	13.3%	13.1%
Common equity tier 1 capital	42.9	41.4	41.1	41.7	41.4	40.2	41.6	42.3
Risk weighted assets	319.1	319.7	311.9	316.2	319.3	317.9	313.0	324.3
Average UK leverage ratio	4.7%	4.6%	4.5%	4.6%	4.6%	4.6%	4.9%	4.9%
Average UK leverage exposure	1,134.6	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1
UK leverage ratio	5.1%	4.9%	5.1%	4.9%	4.9%	4.8%	5.1%	5.1%
UK leverage exposure	1,079.4	1,065.0	998.6	1,063.5	1,030.1	1,030.8	984.7	1,002.1

Funding and liquidity
Group liquidity (£bn)	238	232	227	213	214	207	220	216
Liquidity coverage ratio	156%	160%	169%	161%	154%	147%	154%	157%
Loan : deposit ratio	82%	80%	83%	83%	83%	84%	81%	80%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.
4
Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements. For more information on the implementation of CRR II see page 40.

Quarterly Results by Business

Barclays UK
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,438	1,469	1,513	1,529	1,493	1,493	1,540	1,501
Net fee, commission and other income	333	308	350	367	343	295	330	351
Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852
Credit impairment charges and other provisions	(230)	(191)	(296)	(115)	(214)	(201)	(184)	(201)
Net operating income	1,541	1,586	1,567	1,781	1,622	1,587	1,686	1,651
Operating costs	(1,022)	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)	(980)
UK bank levy	-	-	(46)	-	-	-	(59)	-
Litigation and conduct	(41)	(3)	(15)	(54)	(3)	(411)	(53)	(11)
Total operating expenses	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)
Other net (expenses)/income	(1)	1	(2)	1	5	(1)	(5)	1
Profit before tax	477	585	390	740	656	170	452	661
Attributable profit/(loss)1	328	422	241	510	473	(26)	258	432

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	189.1	187.5	187.6	186.7	185.3	184.3	183.8	182.2
Total assets	259.0	253.1	249.7	252.0	245.9	235.2	237.4	230.4
Customer deposits at amortised cost	200.9	197.3	197.3	195.8	194.3	192.0	193.4	189.3
Loan: deposit ratio	97%	96%	96%	96%	96%	96%	95%	97%
Risk weighted assets	76.2	76.6	75.2	74.8	75.0	72.5	70.9	70.0
Period end allocated tangible equity	10.3	10.5	10.2	10.1	10.2	9.8	9.6	9.5

Performance measures
Return on average allocated tangible equity	12.7%	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%	18.4%
Average allocated tangible equity (£bn)	10.3	10.4	10.1	10.1	10.1	9.8	9.6	9.4
Cost: income ratio	60%	56%	63%	55%	53%	79%	66%	54%
Loan loss rate (bps)2	47	40	61	24	45	43	39	43
Net interest margin	3.05%	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%	3.28%

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	518	588	405	794	659	581	505	672
Attributable profit	358	424	253	558	474	385	295	440
Return on average allocated tangible equity	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%
Cost: income ratio	58%	56%	62%	52%	53%	56%	63%	53%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	946	964	998	1,021	1,015	972	1,116	1,022
Barclaycard Consumer UK	497	490	522	551	504	527	445	539
Business Banking	328	323	343	324	317	289	309	291
Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(36)	(52)	(44)	(8)	(49)	(72)	(56)	(57)
Barclaycard Consumer UK	(175)	(140)	(250)	(88)	(139)	(113)	(124)	(145)
Business Banking	(19)	1	(2)	(19)	(26)	(16)	(4)	1
Total credit impairment charges and other provisions	(230)	(191)	(296)	(115)	(214)	(201)	(184)	(201)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	147.3	145.9	146.0	145.4	143.6	142.1	141.3	140.4
Barclaycard Consumer UK	15.1	15.0	15.3	15.3	15.2	15.2	16.4	16.3
Business Banking	26.7	26.6	26.3	26.0	26.5	27.0	26.1	25.5
Total loans and advances to customers at amortised cost	189.1	187.5	187.6	186.7	185.3	184.3	183.8	182.2

Analysis of customer deposits at amortised cost
Personal Banking	156.3	154.1	154.0	153.4	152.9	151.9	153.1	152.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	44.6	43.2	43.3	42.4	41.4	40.1	40.3	37.2
Total customer deposits at amortised cost	200.9	197.3	197.3	195.8	194.3	192.0	193.4	189.3

Barclays International
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,017	900	984	965	853	1,013	987	1,148
Net trading income	1,016	1,144	837	1,103	1,094	1,416	935	815
Net fee, commission and other income	1,870	1,526	1,400	1,222	1,760	1,379	1,397	1,352
Total income	3,903	3,570	3,221	3,290	3,707	3,808	3,319	3,315
Credit impairment charges and other provisions	(247)	(245)	(354)	(143)	(68)	(93)	(386)	(495)
Net operating income	3,656	3,325	2,867	3,147	3,639	3,715	2,933	2,820
Operating costs	(2,435)	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)
UK bank levy	-	-	(210)	-	-	-	(265)	-
Litigation and conduct	(11)	(19)	(33)	(32)	(47)	(15)	(255)	(5)
Total operating expenses	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)
Other net income	13	18	32	12	11	13	21	19
Profit before tax	1,223	1,118	215	850	1,297	1,413	6	652
Attributable profit/(loss)1	832	788	(21)	687	926	1,007	(1,134)	391

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	134.8	130.9	127.2	132.4	125.5	117.5	126.8	134.4
Trading portfolio assets	120.0	117.2	104.0	124.6	116.5	114.9	113.0	91.2
Derivative financial instrument assets	243.8	217.3	222.1	214.8	228.2	214.1	236.2	242.8
Financial assets at fair value through the income statement	154.7	153.5	144.7	147.8	141.2	150.6	104.1	103.7
Cash collateral and settlement balances	101.3	97.8	74.3	94.3	91.5	82.6	71.9	86.3
Other assets	196.8	202.3	189.8	186.3	183.6	186.9	204.1	208.7
Total assets	951.4	919.0	862.1	900.2	886.5	866.6	856.1	867.1
Deposits at amortised cost	212.0	215.5	197.2	200.3	191.0	167.2	187.3	191.9
Derivative financial instrument liabilities	243.0	213.5	219.6	213.7	224.9	210.8	237.8	242.9
Loan: deposit ratio	64%	61%	65%	66%	66%	70%	68%	70%
Risk weighted assets	214.8	216.1	210.7	214.6	218.0	214.2	210.3	218.2
Period end allocated tangible equity	30.2	30.6	29.9	30.2	30.5	30.0	27.5	28.0

Performance measures
Return on average allocated tangible equity	10.7%	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)	5.4%
Average allocated tangible equity (£bn)	31.1	30.5	31.3	31.1	31.4	30.1	28.5	28.9
Cost: income ratio	63%	62%	83%	70%	63%	61%	89%	66%
Loan loss rate (bps)2	72	73	107	41	22	31	76	88
Net interest margin	3.91%	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%	4.21%

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,234	1,137	248	882	1,344	1,428	261	657
Attributable profit/(loss)	840	804	13	713	960	1,019	(884)	395
Return on average allocated tangible equity	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%
Cost: income ratio	62%	62%	82%	69%	62%	60%	81%	66%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	920	902	570	688	736	869	607	627
Equities	517	467	375	471	601	590	362	350
Markets	1,437	1,369	945	1,159	1,337	1,459	969	977
Banking fees	698	569	625	519	704	683	605	607
Corporate lending	216	152	243	197	198	240	269	277
Transaction banking	444	415	412	416	385	414	408	419
Corporate	660	567	655	613	583	654	677	696
Other	-	-	(74)	(56)	(44)	3	1	-
Total income	2,795	2,505	2,151	2,235	2,580	2,799	2,252	2,280
Credit impairment (charges)/releases and other provisions	(44)	(52)	(35)	3	23	159	(127)	(36)
Net operating income	2,751	2,453	2,116	2,238	2,603	2,958	2,125	2,244
Operating costs	(1,860)	(1,619)	(1,835)	(1,712)	(1,773)	(1,773)	(1,885)	(1,656)
UK bank levy	-	-	(188)	-	-	-	(244)	-
Litigation and conduct	(7)	(19)	(23)	(32)	-	(13)	(255)	(5)
Total operating expenses	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)
Other net income	3	12	15	4	5	3	7	10
Profit/(loss) before tax	887	827	85	498	835	1,175	(252)	593
Attributable profit/(loss)1	596	582	(84)	431	600	834	(1,227)	368

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	92.1	90.6	86.4	93.3	87.8	81.3	88.2	95.4
Trading portfolio assets	119.9	117.2	104.0	124.5	116.5	114.9	112.9	91.1
Derivative financial instruments assets	243.7	217.3	222.1	214.8	228.1	214.2	236.1	242.7
Financial assets at fair value through the income statement	154.1	152.9	144.2	147.3	140.7	150.2	103.8	103.4
Cash collateral and settlement balances	100.4	96.9	73.4	93.3	90.6	81.1	71.9	86.3
Other assets	168.1	163.2	160.4	153.8	151.6	159.8	175.8	179.9
Total assets	878.3	838.1	790.5	827.0	815.3	801.5	788.7	798.8
Deposits at amortised cost	145.4	151.4	136.3	137.6	130.3	107.6	128.0	133.4
Derivative financial instrument liabilities	242.9	213.5	219.6	213.7	224.9	210.9	237.7	242.8
Risk weighted assets	175.9	176.6	170.9	175.9	180.4	181.3	176.2	185.2

Performance measures
Return on average allocated tangible equity	9.2%	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)	5.9%
Average allocated tangible equity (£bn)	25.8	25.1	26.0	25.9	26.4	25.6	24.3	24.8
Cost: income ratio	67%	65%	95%	78%	69%	64%	106%	73%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	894	846	108	530	835	1,188	3	598
Attributable profit/(loss)	601	598	(57)	456	600	844	(977)	372
Return on average allocated tangible equity	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%
Cost: income ratio	67%	65%	94%	77%	69%	63%	95%	73%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,108	1,065	1,070	1,055	1,127	1,009	1,067	1,035
Credit impairment charges and other provisions	(203)	(193)	(319)	(146)	(91)	(252)	(259)	(459)
Net operating income	905	872	751	909	1,036	757	808	576
Operating costs	(575)	(587)	(606)	(565)	(533)	(527)	(543)	(526)
UK bank levy	-	-	(22)	-	-	-	(21)	-
Litigation and conduct	(4)	-	(10)	-	(47)	(2)	-	-
Total operating expenses	(579)	(587)	(638)	(565)	(580)	(529)	(564)	(526)
Other net income	10	6	17	8	6	10	14	9
Profit before tax	336	291	130	352	462	238	258	59
Attributable profit1	236	206	63	256	326	173	93	23

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	42.7	40.3	40.8	39.1	37.7	36.2	38.6	39.0
Total assets	73.1	80.9	71.6	73.2	71.2	65.1	67.4	68.3
Deposits at amortised cost	66.6	64.1	60.9	62.7	60.7	59.6	59.3	58.5
Risk weighted assets	38.9	39.5	39.8	38.7	37.6	32.9	34.1	33.0

Performance measures
Return on average allocated tangible equity	17.8%	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%	2.2%
Average allocated tangible equity (£bn)	5.3	5.4	5.3	5.2	5.0	4.5	4.2	4.2
Cost: income ratio	52%	55%	60%	54%	51%	52%	53%	51%
Loan loss rate (bps)2	180	182	290	138	90	263	255	446

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	340	291	140	352	509	240	258	59
Attributable profit	239	206	70	257	360	175	93	23
Return on average allocated tangible equity	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%
Cost:income ratio	52%	55%	59%	54%	47%	52%	53%	51%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(95)	(111)	(201)	(106)	(156)	(318)	(254)	(174)
Net fee, commission and other income	(41)	16	190	49	189	80	87	180
Total income	(136)	(95)	(11)	(57)	33	(238)	(167)	6
Credit impairment (charges)/releases and other provisions	(3)	(12)	7	4	(1)	6	(3)	(13)
Net operating (expenses)/income	(139)	(107)	(4)	(53)	32	(232)	(170)	(7)
Operating costs	(44)	(52)	(69)	(64)	(36)	(59)	(76)	(112)
UK bank levy	-	-	(13)	-	-	-	(41)	-
GMP charge	-	-	(140)	-	-	-	-	-
Litigation and conduct	(1)	(39)	(12)	(19)	(31)	(1,535)	(75)	(65)
Total operating expenses	(45)	(91)	(234)	(83)	(67)	(1,594)	(192)	(177)
Other net income/(expenses)	15	(22)	7	7	(23)	7	(3)	(22)
Loss before tax	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)
Attributable loss1	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)	(197)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	22.4	21.4	21.5	18.6	17.2	40.4	39.7	51.7
Risk weighted assets	28.1	27.0	26.0	26.8	26.3	31.2	31.8	36.1
Period end allocated tangible equity	7.0	4.5	4.9	4.2	3.6	3.0	10.0	10.4

Performance measures
Average allocated tangible equity (£bn)	4.8	4.3	2.9	3.4	2.0	4.3	10.0	10.5

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(168)	(181)	(219)	(110)	(27)	(284)	(290)	(141)
Attributable loss	(124)	(144)	(218)	(136)	(96)	(192)	(305)	(132)

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

2	Refer to pages 84 to 93 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Half year ended 30.06.19			Half year ended 30.06.181
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,907	188,377	3.11	2,986	185,666	3.24
Barclays International2	1,947	99,478	3.95	2,027	95,170	4.30
Total Barclays UK and Barclays International	4,854	287,855	3.40	5,013	280,836	3.60
Other3	(236)			(635)
Total Barclays Group4	4,618			4,378

1
The Group’s treasury results are reported directly within Barclays UK and Barclays International from Q218 following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income, rather than in Net interest income.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
4
The Group combined product and equity structural hedge notional as at 30 June 2019 was £172bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £0.9bn (H118: £0.9bn) and net structural hedge contributions of £0.2bn (H118: £0.4bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Net interest margin decreased 20bps to 3.40% primarily reflecting ongoing margin pressure and maintenance of a reduced risk appetite in UK cards, and the recategorisation of certain treasury income following ring-fencing.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.19	£m	£m	%
Barclays UK	1,438	189,172	3.05
Barclays International1	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35

Three months ended 31.03.19
Barclays UK	1,469	187,570	3.18
Barclays International1	967	98,313	3.99
Total Barclays UK and Barclays International	2,436	285,883	3.46

Three months ended 31.12.18
Barclays UK	1,513	187,813	3.20
Barclays International1	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47

Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International1	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International1	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

1	Barclays International margins include interest earning lending balances within the investment banking business.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Group, the process by which Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2018 or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, including the risks associated with the process of the UK withdrawal from the European Union which continue to be closely monitored by Barclays Group. Impairment as at 30 June 2019 continues to include an adjustment of £150m representing the estimated impact of anticipated economic uncertainty in the UK (for further detail please see page 31). No significant changes to the principal risks or previously identified material existing and emerging risks are currently expected for the remaining six months of the year.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	135,413	26,319	2,816	164,548	180	1,395	1,043	2,618	161,930
Barclays International	28,498	4,444	1,855	34,797	344	803	1,312	2,459	32,338
Head Office	6,121	611	897	7,629	8	46	314	368	7,261
Total Barclays Group retail	170,032	31,374	5,568	206,974	532	2,244	2,669	5,445	201,529
Barclays UK	27,640	3,775	1,213	32,628	14	50	115	179	32,449
Barclays International	91,954	9,826	1,592	103,372	146	257	465	868	102,504
Head Office	2,834	-	40	2,874	-	-	37	37	2,837
Total Barclays Group wholesale	122,428	13,601	2,845	138,874	160	307	617	1,084	137,790
Total loans and advances at amortised cost	292,460	44,975	8,413	345,848	692	2,551	3,286	6,529	339,319
Off-balance sheet loan commitments and financial guarantee contracts1	321,028	20,661	503	342,192	104	161	32	297	341,895
Total2	613,488	65,636	8,916	688,040	796	2,712	3,318	6,826	681,214

	As at 30.06.19				Half year ended 30.06.19
	Coverage ratio				Loan impairment charge and loan loss rate3
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.3	37.0	1.6		404		50
Barclays International	1.2	18.1	70.7	7.1		383		222
Head Office	0.1	7.5	35.0	4.8		15		40
Total Barclays Group retail	0.3	7.2	47.9	2.6		802		78
Barclays UK	0.1	1.3	9.5	0.5		8		5
Barclays International	0.2	2.6	29.2	0.8		82		16
Head Office	-	-	92.5	1.3		-		-
Total Barclays Group wholesale	0.1	2.3	21.7	0.8		90		13
Total loans and advances at amortised cost	0.2	5.7	39.1	1.9		892		52
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.8	6.4	0.1		30
Other financial assets subject to impairment2						6
Total	0.1	4.1	37.2	1.0		928

1	Excludes loan commitments and financial guarantees of £15.5bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £178.7bn and impairment allowance of £22m. This comprises £14m Expected Credit Loss (ECL) on £178.2bn stage 1 assets, £3m on £0.5bn stage 2 fair value through other comprehensive income assets and £5m on £5m stage 3 other assets.

3
H119 loan impairment charge represents six months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for H119 is 54bps after applying the total impairment charge of £928m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts1	309,989	22,126	684	332,799	99	150	22	271	332,528
Total2	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment2						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,559	16,640	1,636	792	19,068	2,393	152,020
Credit cards, unsecured loans and other retail lending	47,591	11,205	529	460	12,194	3,574	63,359
Corporate loans	114,310	12,033	619	1,061	13,713	2,446	130,469
Total	292,460	39,878	2,784	2,313	44,975	8,413	345,848

Impairment allowance
Home loans	34	54	15	14	83	360	477
Credit cards, unsecured loans and other retail lending	516	1,768	158	219	2,145	2,380	5,041
Corporate loans	142	296	19	8	323	546	1,011
Total	692	2,118	192	241	2,551	3,286	6,529

Net exposure
Home loans	130,525	16,586	1,621	778	18,985	2,033	151,543
Credit cards, unsecured loans and other retail lending	47,075	9,437	371	241	10,049	1,194	58,318
Corporate loans	114,168	11,737	600	1,053	13,390	1,900	129,458
Total	291,768	37,760	2,592	2,072	42,424	5,127	339,319

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	15.0	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.8	29.9	47.6	17.6	66.6	8.0
Corporate loans	0.1	2.5	3.1	0.8	2.4	22.3	0.8
Total	0.2	5.3	6.9	10.4	5.7	39.1	1.9

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month Expected Credit Losses (ECL), lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2018 on page 273.

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	281,226	43,447	8,503	333,176
Transfers from Stage 1	(13,760)	13,256	504	-
Transfers from Stage 2	9,943	(11,468)	1,525	-
Transfers from Stage 3	271	267	(538)	-
Business activity in the year	51,037	1,543	169	52,749
Net drawdowns and repayments	(8,564)	867	91	(7,606)
Final repayments	(27,693)	(2,937)	(605)	(31,235)
Disposals	-	-	(285)	(285)
Write-offs1	-	-	(951)	(951)
As at 30 June 2019	292,460	44,975	8,413	345,848

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	688	2,715	3,367	6,770
Transfers from Stage 1	(91)	82	9	-
Transfers from Stage 2	507	(834)	327	-
Transfers from Stage 3	23	17	(40)	-
Business activity in the year	122	77	27	226
Net re-measurement and movement due to exposure and risk parameter changes	(520)	563	841	884
Final repayments	(37)	(69)	(74)	(180)
Disposals	-	-	(220)	(220)
Write-offs1	-	-	(951)	(951)
As at 30 June 20192	692	2,551	3,286	6,529

Reconciliation of ECL movement to impairment charge/(release) for the period				£m
ECL movement excluding assets derecognised due to disposals and write-offs				930
Post write-off recoveries1				(73)
Exchange and other adjustments				35
Impairment charge on loan commitments and financial guarantees				30
Impairment charge on other financial assets2				6
Income statement charge/(release) for the period				928

1
In H119, gross write-offs amounted to £951m (H118: £949m) and post write-off recoveries amounted to £73m (H118: £68m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £878m (H118: £881m).

2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £178.7bn (December 2018: £129.9bn) and impairment allowance of £22m (December 2018: £12m). This comprises £14m ECL (December 2018: £10m) on £178.2bn stage 1 assets (December 2018: £129.3bn), £3m (December 2018: £2m) on £0.5bn stage 2 fair value through other comprehensive income assets (December 2018: £0.6bn) and £5m (December 2018: £nil) on £5m stage 3 other assets (December 2018: £nil).

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	309,989	22,126	684	332,799
Net transfers between stages	(1,406)	969	437	-
Business activity in the year	44,908	1,579	12	46,499
Net drawdowns and repayments	(3,536)	229	(342)	(3,649)
Final repayments	(28,927)	(4,242)	(288)	(33,457)
As at 30 June 2019	321,028	20,661	503	342,192

Impairment allowance on loan commitments and financial guarantees	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2019	99	150	22	271
Net transfers between stages	8	(6)	(2)	-
Business activity in the year	26	25	7	58
Net re-measurement and movement due to exposure and risk parameter changes	(14)	18	6	10
Final repayments	(15)	(26)	(1)	(42)
As at 30 June 2019	104	161	32	297

Measurement uncertainty

The measurement of ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after eight years.

Scenario weights

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. The probability weights of the scenarios as of 30 June 2019 are shown below. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The tables below show the macroeconomic variables for each scenario and the respective scenario weights. Note that in order to provide additional transparency, 5-year average data tables and UK/US base rate metrics have been included.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.19 and 31.12.18%		%	%	%	%
Scenario probability weighting	9	24	41	23	3

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.19%		%	%	%	%
UK GDP2	4.5	3.1	1.7	0.3	(4.1)
UK unemployment3	3.4	3.9	4.3	5.7	8.8
UK HPI4	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate3	0.8	0.8	1.0	2.5	4.0
US GDP2	4.8	3.7	2.1	0.4	(3.3)
US unemployment3	3.0	3.4	3.7	5.2	8.4
US HPI4	36.9	30.2	4.1	-	(17.4)
US federal funds rate3	2.3	2.3	2.7	3.0	3.5

As at 31.12.18
UK GDP2	4.5	3.1	1.7	0.3	(4.1)
UK unemployment3	3.4	3.9	4.3	5.7	8.8
UK HPI4	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate3	0.8	0.8	1.0	2.5	4.0
US GDP2	4.8	3.7	2.1	0.4	(3.3)
US unemployment3	3.0	3.4	3.7	5.2	8.4
US HPI4	36.9	30.2	4.1	-	(17.4)
US federal funds rate3	2.3	2.3	2.7	3.0	3.5

As at 30.06.18
UK GDP2	4.4	3.1	1.8	(0.3)	(4.8)
UK unemployment3	3.0	3.7	4.8	6.0	9.0
UK HPI4	45.3	28.3	2.8	(3.1)	(33.4)
UK bank rate3	0.5	0.5	0.9	2.5	4.0
US GDP2	4.6	3.4	2.0	(0.3)	(4.7)
US unemployment3	2.4	3.1	4.2	5.6	9.0
US HPI4	35.8	28.5	4.2	(1.8)	(19.5)
US federal funds rate3	1.5	1.5	1.8	2.9	3.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

2	Highest annual growth in Upside scenarios; 5-year average in Baseline; lowest annual growth in Downside scenarios.
3	Lowest yearly average in Upside scenarios; 5-year average in Baseline; highest yearly average in Downside scenarios.
4	Cumulative growth (trough to peak) in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.19%		%	%	%	%
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

As at 31.12.18
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

As at 30.06.18
UK GDP	3.3	2.5	1.8	0.8	(0.8)
UK unemployment	3.5	4.0	4.8	5.5	8.2
UK HPI	7.8	5.1	2.8	0.2	(7.0)
UK bank rate	0.5	0.6	0.9	2.1	3.6
US GDP	3.5	2.7	2.0	0.9	(0.8)
US unemployment	2.9	3.4	4.2	5.1	7.8
US HPI	6.3	5.2	4.2	2.0	(3.1)
US federal funds rate	1.5	1.6	1.8	2.7	3.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

IFRS 9 models must assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee (SSRC). Economic scenarios are regenerated at a minimum annually (to align with Barclays Group’s medium-term planning exercise) but also if external consensus regarding the UK or US economy materially changes. The SSRC monitors consensus and within the period there have been no sufficiently material changes to external consensus regarding the UK or US economy, and as such there have been no changes to the macroeconomic variable paths within each modelled scenario during 2019. There is however continued anticipated economic uncertainty in the UK and as a result the impairment adjustment of £150m, based broadly on the output of the sensitivity analysis at 31 December 2018, continues to be included in the impairment balance at 30 June 2019. The output of the sensitivity analysis as at 31 December 2018 remains valid given the scenarios are unchanged and the portfolios are comparable. Please refer to pages 161 to 163 of the Barclays PLC Annual Report 2018 for details.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 91% (December 2018: 91%) of the Barclays Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.19	As at 31.12.18
Gross loans and advances (£m)	138,272	136,517
90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rate - 180 days past due (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.2	0.2
Recovery book impairment coverage ratio (%)	7.3	7.1

Average marked to market LTV
Balance weighted (%)	50.1	48.9
Valuation weighted (%)	36.6	35.8

New lending	Half year ended 30.06.19	Half year ended 30.06.18
New home loan completions (£m)	11,097	11,496
New home loans proportion > 85% LTV (%)	14.3	8.9
Average LTV on new home loans: balance weighted (%)	67.1	64.4
Average LTV on new home loans: valuation weighted (%)	58.9	56.3

Home loans principal portfolios - distribution of balances by LTV1

	As at 30.06.19			As at 31.12.18
	Distribution of balances	Distribution of impairment allowance	Coverage ratio	Distribution of balances	Distribution of impairment allowance	Coverage ratio
Barclays UK	%	%	%	%	%	%
<=75%	88.9	42.2	-	90.6	50.9	-
>75% and <=90%	9.7	25.1	0.1	8.6	22.1	0.1
>90% and <=100%	1.3	9.8	0.4	0.7	7.7	0.5
>100%	0.1	22.9	9.5	0.1	19.3	10.8

1	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2019.

Total gross UK home loans balances increased by £1.8bn, mainly driven by Buy to Let (BTL) lending. BTL home loans accounted for 13% (December 2018: 12%) of total balances, and the BTL average balance weighted LTV increased to 55.6% (December 2018: 55.4%).

Residential interest-only home loans comprised 24% (December 2018: 26%) of total balances. The average balance weighted LTV on these loans increased to 38.9% (December 2018: 38.8%). The 90-day arrears rate excluding recovery book remained stable at 0.3% (December 2018: 0.3%).

The value of home loan completions was lower than H118, for both Residential and BTL. The reduction in Residential was driven by a significantly lower value of business written in January, with Q2 higher year on year. The proportion of new home loan completions associated with BTL remained stable year on year at 17%.

The average marked to market LTV measures and the proportion of balances at >75% LTV increased due to a higher average LTV for new business flow than for the total book. New lending LTVs remained within planned levels throughout H119.

Head Office: Italian home loans and advances at amortised cost reduced to £7.5bn (December 2018: £7.9bn) and continue to run-off since new completions ceased in 2016. The portfolio is secured on Residential property with an average balance weighted marked to market LTV of 63.7% (December 2018: 61.8%). 90-day arrears and gross charge-off rates remained stable at 1.5% (December 2018: 1.4%) and 0.8% (December 2018: 0.8%) respectively.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 84% (December 2018: 87%) of the Barclays Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.19	£m	%	%	%	%
Barclays UK
UK cards	16,925	1.8	0.9	2.0	1.9
UK personal loans	6,334	2.2	1.1	3.3	3.0
Barclays International
US cards	22,172	2.4	1.3	4.5	4.4
Barclays Partner Finance	4,277	0.9	0.3	1.5	1.5
Germany consumer lending	3,758	1.7	0.7	1.0	0.2

As at 31.12.18
Barclays UK
UK cards	17,285	1.8	0.9	1.9	1.5
UK personal loans	6,335	2.3	1.1	1.9	1.5
Barclays International
US cards	22,178	2.7	1.4	3.6	3.4
Barclays Partner Finance	4,216	1.1	0.4	1.7	1.7
Germany consumer lending	3,545	1.9	0.8	1.2	0.5

UK cards: 30 and 90 day arrears rates remained stable. The annualised gross write-off rate increased marginally, whilst the net write-off rate increased from 1.5% to 1.9% as a result of increased debt sale activity.

UK personal loans: 30 and 90 day arrears rates reduced slightly. The annualised gross and net write-off rates increased, reflecting the resolution of write-off processing issues observed in 2018. Underlying write off rates remained stable.

US cards: 30 and 90 day arrears rates reduced due to the impact of seasonality. The increase in write-off rates reflected an increase in the rate of assets flowing into the recovery book in H218 which led to a higher level of assets being written off in the current period.

Barclays Partner Finance: The reduction in arrears rates reflected improved quality of new business and better arrears management. Write-off rates were broadly stable.

Germany consumer lending: Arrears rates improved due to better quality of new business and good collections performance. The reduced write-off rates were primarily driven by the cards portfolio due to the timing of debt sale write-offs.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Half year ended 30.06.19			Half year ended 31.12.18			Half year ended 30.06.18
	Average	High2	Low2	Average	High2	Low2	Average	High2	Low2
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	14	8	10	13	8	11	16	8
Interest rate risk	5	9	3	8	14	3	9	19	4
Equity risk	9	16	5	7	14	4	7	12	4
Basis risk	8	9	6	7	8	6	5	8	4
Spread risk	4	5	3	6	9	3	5	9	3
Foreign exchange risk	3	5	2	3	6	2	3	7	2
Commodity risk	1	1	-	1	1	-	1	2	-
Inflation risk	2	3	2	3	3	2	3	4	2
Diversification effect2	(22)	n/a	n/a	(24)	n/a	n/a	(24)	n/a	n/a
Total management VaR	21	26	17	21	27	18	20	26	15

1	Excludes Barclays Africa Group Limited from 23 July 2018.
2
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Treasury and Capital Risk

The Barclays Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Barclays Group’s liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 30 June 2019, the Barclays Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements. The short-term stress scenarios comprise a 30-day Barclays specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays specific and market-wide stress.

Liquidity coverage ratio
	As at 30.06.19	As at 31.12.18
	£bn	£bn
Eligible liquidity buffer	232	219
Net stress outflows	(149)	(129)
Surplus	83	90

Liquidity coverage ratio	156%	169%

The Barclays Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool

	As at 30.06.19				As at 31.12.18
	Liquidity pool	Liquidity pool of which CRR LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	160	156	-	-	181

Government bonds2
AAA to AA-	47	-	41	3	27
A+ to A-	5	-	5	-	1
BBB+ to BBB-	4	-	4	-	3
Other LCR ineligible government bonds	-	-	-	-	1
Total government bonds	56	-	50	3	32

Other
Government guaranteed issuers, PSEs and GSEs	8	-	8	-	6
International organisations and MDBs	7	-	7	-	5
Covered bonds	6	-	5	1	3
Other	1	-	1	-	-
Total other	22	-	21	1	14

Total as at 30 June 2019	238	156	71	4	227
Total as at 31 December 2018	227	176	40	1

1	Of which over 99% (December 2018: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 77% (December 2018: over 71%) comprised UK, US, French, German, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Barclays Group liquidity pool was £238bn as at 30 June 2019 (December 2018: £227bn). During H119, the month-end liquidity pool ranged from £227bn to £251bn (H218: £207bn to £243bn), and the month-end average balance was £237bn (H218: £225bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2019, 68% (December 2018: 70%) of the liquidity pool was located in Barclays Bank PLC, 20% (December 2018: 20%) in Barclays Bank UK PLC and 5% (December 2018: 2%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Barclays Group in calculating the LCR.

Deposit funding
	As at 30.06.19			As at 31.12.18
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	194	201	97%	96%
Barclays International	135	212	64%	65%
Head Office	10	-	-	-
Barclays Group	339	414	82%	83%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Barclays Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Barclays Group aims to align the sources and uses of funding. As such, loans and advances are largely funded by deposits, with the surplus used to fund liquidity requirements. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2019 are summarised below:

	As at 30.06.19	As at 31.12.18		As at 30.06.19	As at 31.12.18
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost	339	327	Deposits at amortised cost	414	395
Group liquidity pool	238	227	<1 Year wholesale funding	53	47
			>1 Year wholesale funding	113	107
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	356	303	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	304	262
Derivative financial instruments	244	223	Derivative financial instruments	243	220
Other assets1	56	53	Other liabilities	37	38
			Equity	69	64
Total assets	1,233	1,133	Total liabilities and equity	1,233	1,133

1	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £165.6bn (December 2018: £154bn). In 2019, Barclays Group issued £7.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of different tenors and currencies.

Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

Wholesale funding of £52.8bn (December 2018: £46.7bn) matures in less than one year, representing 32% (December 2018: 30%) of total wholesale funding outstanding. This includes £20.4bn (December 2018: £19.1bn) related to term funding2. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £185bn (December 2018: £180bn).

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	-	1.6	0.8	2.4	2.9	3.4	4.0	8.5	13.8	35.0
Senior unsecured (privately placed)	-	-	-	-	-	0.1	0.1	0.1	0.2	0.5	1.0
Subordinated liabilities	-	-	-	-	-	-	-	-	-	8.1	8.1
Barclays Bank PLC (including
subsidiaries)
Certificates of deposit and commercial paper	3.7	5.6	9.6	4.8	23.7	1.0	0.9	0.4	0.1	-	26.1
Asset backed commercial paper	2.8	3.2	1.0	-	7.0	-	-	-	-	-	7.0
Senior unsecured (public benchmark)	-	1.2	-	0.6	1.8	3.0	0.2	-	1.2	0.4	6.6
Senior unsecured (privately placed)3	0.8	2.8	1.5	5.1	10.2	8.5	4.7	4.1	3.8	21.0	52.3
Asset backed securities	0.4	0.6	-	1.0	2.0	0.1	0.5	0.7	0.9	1.7	5.9
Subordinated liabilities	0.2	-	0.1	0.1	0.4	5.6	1.3	2.4	-	1.0	10.7
Other	0.1	-	-	-	0.1	-	-	-	0.2	0.6	0.9
Barclays Bank UK PLC (including
subsidiaries)
Certificates of deposit and commercial paper	0.3	0.7	0.4	0.2	1.6	-	-	-	-	-	1.6
Covered bonds	-	-	1.8	1.0	2.8	1.0	2.3	1.8	-	1.2	9.1
Asset backed securities	0.8	-	-	-	0.8	0.5	-	-	-	-	1.3
Total as at 30 June 2019	9.1	14.1	16.0	13.6	52.8	22.7	13.4	13.5	14.9	48.3	165.6
Of which secured	4.0	3.8	2.8	2.0	12.6	1.6	2.8	2.5	0.9	2.9	23.3
Of which unsecured	5.1	10.3	13.2	11.6	40.2	21.1	10.6	11.0	14.0	45.4	142.3

Total as at 31 December 2018	2.5	15.9	8.2	20.1	46.7	16.7	16.8	10.4	13.2	50.2	154.0
Of which secured	2.0	3.7	1.1	3.6	10.4	2.7	1.2	2.6	1.9	3.7	22.5
Of which unsecured	0.5	12.2	7.1	16.5	36.3	14.0	15.6	7.8	11.3	46.5	131.5

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £43.9bn, of which £7.3bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Barclays Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Barclays Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A / Stable	A2 / Positive	A+ / RWN1
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A / Stable	A1 / Stable	A+ / RWN1
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB / Stable	Baa3 / Positive	A / RWN1
Short-term	A-2	P-3	F1

1	Rating Watch Negative.

In March 2019, Fitch placed the outlooks of all entities on rating watch negative alongside UK peers to reflect their expectation that they would revise the outlooks to negative under a disruptive no deal Brexit scenario. In June 2019, Fitch affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC.

In May 2019, Moody’s revised the outlooks of the senior unsecured debt ratings of Barclays PLC and Barclays Bank PLC from stable to positive, due to their expectation that operating performance and profitability prospects will improve. Barclays Bank UK PLC’s ratings outlooks remained unchanged.

In June 2019, S&P affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC.

Barclays also solicits issuer ratings from R&I and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in July 2018 with stable outlooks.

Capital

Barclays’ CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for H119.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Requirement for 2019 is 4.7%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.6% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

On 27 June 2019, as part of the EU Risk Reduction Measure package, the CRR II entered into force amending CRR.  As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which are implemented with immediate effect.

These exceptions primarily relate to the minimum requirement for own funds and eligible liabilities (MREL). Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1,2,3	As at	As at	As at
	30.06.19	31.03.19	31.12.18
CET1	13.4%	13.0%	13.2%
Tier 1 (T1)	17.4%	17.1%	17.0%
Total regulatory capital	21.4%	20.8%	20.7%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	67.6	64.7	62.6
Less: other equity instruments (recognised as AT1 capital)	(12.1)	(11.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(0.8)	(1.0)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.8)	(1.7)	(1.7)
Goodwill and intangible assets	(8.0)	(7.9)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.4)	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.2)	(1.0)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	(0.1)	(0.2)	(0.1)
Defined benefit pension fund assets	(1.4)	(0.9)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.2	1.2	1.3
CET1 capital	42.9	41.4	41.1

AT1 capital
Capital instruments and related share premium accounts	12.1	11.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	2.3	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	12.7	13.3	11.9

T1 capital	55.6	54.7	53.0

T2 capital
Capital instruments and related share premium accounts	8.0	6.5	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.0	5.5	5.3
Credit risk adjustments (excess of impairment over expected losses)	-	0.1	-
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	68.3	66.6	64.6

Total RWAs	319.1	319.7	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.1%, with £41.7bn of CET1 capital and £319.0bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Six months
	ended	ended
	30.06.19	30.06.19
	£bn	£bn
Opening CET1 capital	41.4	41.1

Profit for the period attributable to equity holders	1.2	2.4
Dividends paid and foreseen	(0.7)	(1.2)
Increase in retained regulatory capital generated from earnings	0.5	1.3

Net impact of share schemes	0.3	-
Fair value through other comprehensive income reserve	0.4	0.5
Currency translation reserve	0.6	0.2
Increase in other qualifying reserves	1.2	0.7

Pension remeasurements within reserves	0.3	(0.1)
Defined benefit pension fund asset deduction	(0.5)	(0.1)
Net impact of pensions	(0.2)	(0.2)

Additional value adjustments (PVA)	(0.1)	-
Goodwill and intangible assets	(0.1)	-
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1	0.1
Adjustment under IFRS 9 transitional arrangements	-	(0.1)
Decrease in regulatory capital due to adjustments and deductions	(0.1)	-

Closing CET1 capital	42.9	42.9

CET1 capital increased £1.8bn to £42.9bn (December 2018: £41.1bn).

£2.4bn of organic capital generated from profits was partially offset by £1.2bn of regulatory dividends paid and foreseen including £0.4bn of AT1 coupons paid. Other movements in the period were:

●	A £0.5bn increase in the fair value through other comprehensive income reserve mainly driven by gains from an increase in fair value of bonds due to decreasing bond yields
●	A £0.2bn increase in the currency translation reserve mainly driven by the appreciation of period end USD against GBP
●	A £0.2bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2019
●	A £0.1bn decrease in the IFRS 9 transitional add back primarily due to the change in the phasing of transitional relief from 95% in 2018 to 85% in 2019

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.06.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.8	60.2	0.3	-	-	-	0.1	-	11.8	76.2
Corporate and Investment Bank	24.6	68.2	12.4	16.4	0.2	3.4	15.4	13.7	21.6	175.9
Consumer, Cards and Payments	29.3	2.1	0.1	-	-	-	-	0.1	7.3	38.9
Barclays International	53.9	70.3	12.5	16.4	0.2	3.4	15.4	13.8	28.9	214.8
Head Office	5.7	6.4	-	-	-	-	-	-	16.0	28.1
Barclays Group	63.4	136.9	12.8	16.4	0.2	3.4	15.5	13.8	56.7	319.1

As at 31.03.19
Barclays UK	3.8	60.7	0.2	-	-	-	0.1	-	11.8	76.6
Corporate and Investment Bank	26.8	66.3	10.2	15.9	0.1	4.1	16.5	15.1	21.6	176.6
Consumer, Cards and Payments	29.4	2.2	0.1	-	-	-	-	0.5	7.3	39.5
Barclays International	56.2	68.5	10.3	15.9	0.1	4.1	16.5	15.6	28.9	216.1
Head Office	5.2	5.8	-	-	-	-	-	-	16.0	27.0
Barclays Group	65.2	135.0	10.5	15.9	0.1	4.1	16.6	15.6	56.7	319.7

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Corporate and Investment Bank	26.1	64.8	9.8	14.9	0.2	3.3	13.9	16.2	21.7	170.9
Consumer, Cards and Payments	29.5	2.2	0.1	0.1	-	-	-	0.6	7.3	39.8
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
As at 30.06.19	£bn	£bn	£bn	£bn	£bn
Opening RWAs	195.6	28.8	30.8	56.7	311.9
Book size	4.3	4.0	(1.2)	-	7.1
Acquisitions and disposals	(0.2)	-	-	-	(0.2)
Book quality	(0.1)	-	-	-	(0.1)
Model updates	-	-	-	-	-
Methodology and policy	0.2	-	(0.3)	-	(0.1)
Foreign exchange movements1	0.5	-	-	-	0.5
Closing RWAs	200.3	32.8	29.3	56.7	319.1

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £7.2bn to £319.1bn; this was primarily driven by increased CIB activity compared to year-end.

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement of 4.0% as at 30 June 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn and against the 0.2% CCLB was £2.3bn.

Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios1,2	As at 30.06.19	As at 31.03.19	As at 31.12.18
	£bn	£bn	£bn
Average UK leverage ratio	4.7%	4.6%	4.5%
Average T1 capital3	53.8	51.2	50.5
Average UK leverage exposure	1,135	1,106	1,110

UK leverage ratio	5.1%	4.9%	5.1%

CET1 capital	42.9	41.4	41.1
AT1 capital	12.0	11.0	9.5
T1 capital3	54.9	52.4	50.6

UK leverage exposure	1,079	1,065	999

UK leverage exposure
Accounting assets
Derivative financial instruments	244	218	223
Derivative cash collateral	59	53	48
Securities financing transactions (SFTs)	131	135	121
Loans and advances and other assets	799	788	741
Total IFRS assets	1,233	1,194	1,133

Regulatory consolidation adjustments	(1)	(2)	(2)

Derivatives adjustments
Derivatives netting	(223)	(198)	(202)
Adjustments to cash collateral	(51)	(43)	(42)
Net written credit protection	15	16	19
Potential future exposure (PFE) on derivatives	127	125	123
Total derivatives adjustments	(132)	(100)	(102)

SFTs adjustments	17	17	17

Regulatory deductions and other adjustments	(12)	(11)	(11)

Weighted off-balance sheet commitments	110	108	108

Qualifying central bank claims	(136)	(141)	(144)

UK leverage exposure2	1,079	1,065	999

1
The fully loaded UK leverage ratio was 5.0%, with £53.7bn of T1 capital and £1,078bn of leverage exposure calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio increased to 4.7% (December 2018: 4.5%). T1 capital increased £3.3bn to £53.8bn, which included the accretion of CET1 capital and the issuance of AT1 securities, partially offset by an increase in exposure of £25bn to £1,135bn primarily driven by securities financing transactions (SFTs) trading activity.

The UK leverage ratio remained stable at 5.1% (December 2018: 5.1%). The T1 capital increased £4.3bn to £54.9bn, which included the accretion of CET1 capital and the issuance of AT1 securities. The UK leverage exposure increased £80bn to £1,079bn which included a seasonal increase in settlement balances and trading portfolio assets.

The average UK leverage ratio is 40bps less than the UK leverage ratio, which reflects the capacity that Barclays has to deploy highly liquid assets intra-quarter in addition to client activity reductions at quarter ends, including settlement balances.

Barclays also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report H1 2019, due to be published on 23 August 2019 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

Minimum requirement for own funds and eligible liabilities (MREL)

The CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Barclays has calculated eligible liabilities reflecting our interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

Barclays is required to meet the higher of: (i) the MREL set by the Bank of England; or (ii) the requirements in CRR II. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time Barclays indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Barclays’ indicative MREL is currently expected to be 29.9% of RWAs from 1 January 2022 comprising:

●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 4.7% Pillar 2A requirement
●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB

Own funds and eligible liabilities ratios1	As at 30.06.19	As at 31.03.193	As at 31.12.183
CET1 capital	13.4%	13.0%	13.2%
AT1 capital instruments and related share premium accounts2	3.8%	3.4%	3.1%
T2 capital instruments and related share premium accounts2	2.4%	2.0%	2.1%
Eligible liabilities	10.6%	9.4%	9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	30.2%	27.7%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.7%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.6%	1.7%	1.6%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	32.0%	30.2%	30.5%

Own funds and eligible liabilities1	£bn	£bn3	£bn3
CET1 capital	42.9	41.4	41.1
AT1 capital instruments and related share premium accounts2	12.0	11.0	9.6
T2 capital instruments and related share premium accounts2	7.8	6.3	6.6
Eligible liabilities	33.7	29.9	30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities	96.4	88.7	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	2.3	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.0	5.5	5.1
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	102.0	96.5	95.1

Total RWAs1	319.1	319.7	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

3	The comparatives are based on the Bank of England's statement of policy on MREL.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 49 to 54 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2019 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2019 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2019.

Signed on 31 July 2019 on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman Nigel Higgins	Executive Directors James E Staley Tushar Morzaria	Non-executive Directors Mike Ashley Tim Breedon CBE Sir Ian Cheshire Mary Anne Citrino Mary Francis CBE Crawford Gillies Matthew Lester Diane Schueneman

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2019 which comprises:

●	The condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2019;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The impact of uncertainties due to the UK exiting the European Union on our review
Uncertainties related to the effects of Brexit are relevant to understanding our review of the condensed financial statements. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. An interim review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1 Basis of preparation, the annual financial statements of the Barclays Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Michelle Hinchliffe
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL
31 July 2019

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
		30.06.19	30.06.18
	Notes1	£m	£m
Net interest income		4,618	4,378
Net fee and commission income	3	3,334	3,489
Net trading income		2,124	2,480
Net investment income		662	512
Other income		52	75
Total income		10,790	10,934
Credit impairment charges and other provisions		(928)	(571)
Net operating income		9,862	10,363

Staff costs	4	(4,264)	(4,277)
Infrastructure, administration and general expenses	5	(2,494)	(2,397)
Litigation and conduct		(114)	(2,042)
Operating expenses		(6,872)	(8,716)

Profit on disposal of undertakings and share of results of associates and joint ventures		24	12
Profit before tax		3,014	1,659
Tax charge2	6	(545)	(644)
Profit after tax		2,469	1,015

Attributable to:
Equity holders of the parent2		2,072	561
Other equity instrument holders		363	346
Total equity holders of the parent		2,435	907
Non-controlling interests	7	34	108
Profit after tax		2,469	1,015

Earnings per share		p	p
Basic earnings per ordinary share	8	12.1	3.3
Diluted earnings per ordinary share	8	11.9	3.2

1	For notes to the Financial Statements see pages 55 to 83.
2
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.19	30.06.18
	Notes1	£m	£m
Profit after tax		2,469	1,015

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	17	177	338
Fair value through other comprehensive income reserve	17	380	(189)
Cash flow hedging reserve	17	528	(509)
Other	17	-	11
Other comprehensive income/(loss) that may be recycled to profit or loss		1,085	(349)

Other comprehensive (loss)/income not recycled to profit or loss:2
Retirement benefit remeasurements	14	(140)	(54)
Fair value through other comprehensive income reserve	17	125	(267)
Own credit	17	44	(73)
Other comprehensive income/(loss) not recycled to profit or loss		29	(394)

Other comprehensive income/(loss) for the period		1,114	(743)

Total comprehensive income for the period		3,583	272

Attributable to:
Equity holders of the parent		3,549	163
Non-controlling interests		34	109
Total comprehensive income for the period		3,583	272

1	For notes to the Financial Statements see pages 55 to 83.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.192	31.12.18
Assets	Notes1	£m	£m
Cash and balances at central banks		158,070	177,069
Cash collateral and settlement balances		104,625	77,222
Loans and advances at amortised cost		339,319	326,406
Reverse repurchase agreements and other similar secured lending		8,990	2,308
Trading portfolio assets		120,381	104,187
Financial assets at fair value through the income statement		159,705	149,648
Derivative financial instruments	10	244,186	222,538
Financial assets at fair value through other comprehensive income		72,169	52,816
Investments in associates and joint ventures		734	762
Goodwill and intangible assets		7,993	7,973
Property, plant and equipment		4,206	2,535
Current tax assets	6	884	798
Deferred tax assets	6	3,142	3,828
Retirement benefit assets	14	1,875	1,768
Other assets		6,543	3,425
Total assets		1,232,822	1,133,283

Liabilities
Deposits at amortised cost		413,596	394,838
Cash collateral and settlement balances		93,806	67,522
Repurchase agreements and other similar secured borrowing		18,322	18,578
Debt securities in issue		90,815	82,286
Subordinated liabilities	12	18,803	20,559
Trading portfolio liabilities		42,724	37,882
Financial liabilities designated at fair value		229,853	216,834
Derivative financial instruments	10	243,103	219,643
Current tax liabilities	6	616	628
Deferred tax liabilities	6	5	51
Retirement benefit liabilities	14	323	315
Other liabilities		10,279	7,716
Provisions	13	1,780	2,652
Total liabilities		1,164,025	1,069,504

Equity
Called up share capital and share premium	15	4,494	4,311
Other reserves	17	6,403	5,153
Retained earnings		44,556	43,460
Shareholders' equity attributable to ordinary shareholders of the parent		55,453	52,924
Other equity instruments	16	12,123	9,632
Total equity excluding non-controlling interests		67,576	62,556
Non-controlling interests	7	1,221	1,223
Total equity		68,797	63,779

Total liabilities and equity		1,232,822	1,133,283

1	For notes to the Financial Statements see pages 55 to 83.
2
Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	363	-	2,072	2,435	34	2,469
Currency translation movements	-	-	177	-	177	-	177
Fair value through other comprehensive income reserve	-	-	505	-	505	-	505
Cash flow hedges	-	-	528	-	528	-	528
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	363	1,254	1,932	3,549	34	3,583
Issue of new ordinary shares	159	-	-	-	159	-	159
Issue of shares under employee share schemes	24	-	-	241	265	-	265
Issue and exchange of other equity instruments	-	2,504	-	-	2,504		2,504
Other equity instruments coupons paid	-	(363)	-	-	(363)	-	(363)
Vesting of shares under employee share schemes	-	-	(4)	(384)	(388)	-	(388)
Dividends paid	-	-	-	(684)	(684)	(34)	(718)
Other movements	-	(13)	-	(9)	(22)	(2)	(24)
Balance as at 30 June 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797

Half year ended 31.12.18
Balance as at 1 July 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168
Profit after tax3	-	406	-	1,036	1,442	118	1,560
Currency translation movements	-	-	496	-	496	-	496
Fair value through other comprehensive income reserve	-	-	(30)	-	(30)	-	(30)
Cash flow hedges	-	-	8	-	8	-	8
Retirement benefit remeasurements	-	-	-	367	367	-	367
Own credit	-	-	131	-	131	-	131
Other	-	-	-	20	20	(1)	19
Total comprehensive income for the period	-	406	605	1,423	2,434	117	2,551
Issue of new ordinary shares	21	-	-	-	21	-	21
Issue of shares under employee share schemes	19	-	-	212	231	-	231
Capital reorganisation	(17,873)	-	-	17,873	-	-	-
Issue and exchange of other equity instruments	-	692	-	(308)	384	-	384
Other equity instruments coupons paid3	-	(406)	-	-	(406)	-	(406)
Redemption of preference shares	-	-	-	(732)	(732)	(1,309)	(2,041)
Debt to equity reclassification	-	-	-	-	-	419	419
Vesting of shares under employee share schemes	-	-	16	(15)	1	-	1
Dividends paid	-	-	-	(427)	(427)	(120)	(547)
Other movements	-	2	-	(7)	(5)	3	(2)
Balance as at 31 December 2018	4,311	9,632	5,153	43,460	62,556	1,223	63,779

1	Details of share capital, other equity instruments and other reserves are shown on pages 72 to 74.
2	Details of non-controlling interests are shown on page 60.
3
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact earnings per share or return on average tangible shareholders’ equity. Comparatives have been restated, reducing the tax charge for H218 by £110m. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax3	-	346	-	561	907	108	1,015
Currency translation movements	-	-	338	-	338	-	338
Fair value through other comprehensive income reserve	-	-	(456)	-	(456)	-	(456)
Cash flow hedges	-	-	(509)	-	(509)	-	(509)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	1	11
Total comprehensive income for the period	-	346	(700)	517	163	109	272
Issue of new ordinary shares	67	-	-	-	67	-	67
Issue of shares under employee share schemes	32	-	-	237	269	-	269
Other equity instruments coupons paid3	-	(346)	-	-	(346)	-	(346)
Vesting of shares under employee share schemes	-	-	(15)	(484)	(499)	-	(499)
Dividends paid	-	-	-	(341)	(341)	(106)	(447)
Other movements	-	(3)	-	(10)	(13)	(1)	(14)
Balance as at 30 June 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168

1	Details of share capital, other equity instruments and other reserves are shown on pages 72 to 74.
2	Details of non-controlling interests are shown on page 60.
3
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

Condensed consolidated cash flow statement (unaudited)
	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
Profit before tax	3,014	1,659
Adjustment for non-cash items	(297)	2,716
Changes in operating assets and liabilities	467	(2,799)
Corporate income tax paid	(260)	(172)
Net cash from operating activities	2,924	1,404
Net cash from investing activities	(17,075)	(7,332)
Net cash from financing activities	(610)	(4,300)
Effect of exchange rates on cash and cash equivalents	652	403
Net decrease in cash and cash equivalents	(14,109)	(9,825)
Cash and cash equivalents at beginning of the period	211,166	204,612
Cash and cash equivalents at end of the period	197,057	194,787

Financial Statement Notes

1.
Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with the DTR of the UK FCA and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2018, except as disclosed below.

1.
IFRS 16 – Leases

IFRS 16, Leases, which replaced IAS 17, Leases, was applied effective from 1 January 2019. IFRS 16 applies to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38, Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41, Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 includes an accounting policy choice for a lessee to elect not to apply IFRS 16 to remaining assets within the scope of IAS 38, Intangible Assets, which the Barclays Group has decided to apply.

IFRS 16 does not result in a significant change to lessor accounting; however, for lessee accounting there is no longer a distinction between operating and finance leases. Lessees will be required to recognise both:

●	A lease liability, measured at the present value of remaining cash flows on the lease, and
●
A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

There is a recognition exemption in IFRS 16 for leases with a term not exceeding 12 months, which allows the lessee to apply similar accounting as an operating lease under IAS 17.

The Barclays Group applied IFRS 16 on a modified retrospective basis and took advantage of the option not to restate comparative periods. The Barclays Group applied the following transition options available under the modified retrospective approach:

●	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments.
●
To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Group adjusted the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision.

●	To apply the recognition exception for leases with a term not exceeding 12 months.
●	To use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The impact on adoption was an increase in property, plant and equipment of £1.6bn, and an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

2.
IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. IFRIC 23 has been applied from 1 January 2019. There was no significant effect from the adoption of IFRIC 23 in relation to accounting for uncertain tax positions.

3.
IAS 12 – Income Taxes – Amendments to IAS 12

The IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. The amendments of IAS 12 were applied to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. This resulted in reducing the tax charge and increasing profit after tax for H119 by £96m and H118 by £93m. This change does not impact retained earnings or earnings per share.

4.
IAS 19 – Employee Benefits – Amendments to IAS 19

The IASB issued amendments to the guidance in IAS 19, Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments have been applied to plan amendments, curtailments or settlements occurring on or after 1 January 2019. There was no significant effect from the adoption of the amendments of IAS 19.

5.
Going concern

Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

6.
Other disclosures

The Credit risk disclosures on pages 24 to 31 form part of these interim financial statements.

2.
Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.19	£m	£m	£m	£m
Total income	3,548	7,473	(231)	10,790
Credit impairment charges and other provisions	(421)	(492)	(15)	(928)
Net operating income/(expenses)	3,127	6,981	(246)	9,862
Total operating expenses	(2,065)	(4,671)	(136)	(6,872)
Other net income/(expenses)1	-	31	(7)	24
Profit/(loss) before tax	1,062	2,341	(389)	3,014

As at 30.06.19	£bn	£bn	£bn	£bn
Total assets	259.0	951.4	22.4	1,232.8

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.18	£m	£m	£m	£m
Total income	3,624	7,515	(205)	10,934
Credit impairment (charges)/releases and other provisions	(415)	(161)	5	(571)
Net operating income/(expenses)	3,209	7,354	(200)	10,363
Total operating expenses	(2,387)	(4,668)	(1,661)	(8,716)
Other net income/(expenses)1	4	24	(16)	12
Profit/(loss) before tax	826	2,710	(1,877)	1,659

As at 31.12.18	£bn	£bn	£bn	£bn
Total assets	249.7	862.1	21.5	1,133.3

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

	Half year ended	Half year ended
Split of income by geographic region1	30.06.19	30.06.18
	£m	£m
UK	5,365	5,527
Europe	959	1,042
Americas	3,956	3,966
Africa and Middle East	144	103
Asia	366	296
Total	10,790	10,934

1	The geographic region is based on counterparty location.

3.
Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	523	1,353	-	1,876
Advisory	88	406	-	494
Brokerage and execution	101	536	-	637
Underwriting and syndication	-	1,240	-	1,240
Other	45	131	7	183
Total revenue from contracts with customers	757	3,666	7	4,430
Other non-contract fee income	-	54	-	54
Fee and commission income	757	3,720	7	4,484
Fee and commission expense	(187)	(957)	(6)	(1,150)
Net fee and commission income	570	2,763	1	3,334

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	530	1,257	-	1,787
Advisory	99	377	-	476
Brokerage and execution	52	583	-	635
Underwriting and syndication	-	1,368	-	1,368
Other	61	125	16	202
Total revenue from contracts with customers	742	3,710	16	4,468
Other non-contract fee income	-	55	-	55
Fee and commission income	742	3,765	16	4,523
Fee and commission expense	(172)	(847)	(15)	(1,034)
Net fee and commission income	570	2,918	1	3,489

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

4.
Staff costs

	Half year ended	Half year ended
	30.06.19	30.06.18
Compensation costs	£m	£m
Current year bonus charges	456	593
Deferred bonus charge	226	256
Commissions and other incentives	34	21
Performance costs	716	870
Salaries	2,195	2,069
Social security costs	315	303
Post-retirement benefits	251	243
Other compensation costs	232	199
Total compensation costs	3,709	3,684

Other resourcing costs
Outsourcing	257	277
Redundancy and restructuring	49	60
Temporary staff costs	173	193
Other	76	63
Total other resourcing costs	555	593

Total staff costs	4,264	4,277

Barclays Group compensation costs as a % of total income	34.4	33.7

No material awards have yet been granted in relation to the 2019 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

5.
Infrastructure, administration and general expenses

	Half year ended	Half year ended
	30.06.19	30.06.18
Infrastructure costs	£m	£m
Property and equipment	691	685
Depreciation of property, plant and equipment1	310	202
Lease rentals1	21	128
Amortisation of intangible assets	419	412
Impairment of property, equipment and intangible assets	29	1
Total infrastructure costs	1,470	1,428

Administration and general expenses
Consultancy, legal and professional fees	284	353
Subscriptions, publications, stationery and communications	329	319
Marketing, advertising and sponsorship	212	195
Travel and accommodation	81	74
Other administration and general expenses	118	28
Total administration and general expenses	1,024	969

Total infrastructure, administration and general expenses	2,494	2,397

1
Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact has been to increase the depreciation charge by £113m as a result of recognising a right of use asset and to reduce the operating lease expense in H119. The prior period comparatives have not been restated.
See Note 1 for further details.

6.
Tax

The tax charge for H119 was £545m (H118: £644m), representing an effective tax rate of 18.1% (H118: 38.8%). The effective tax rate for H119 was substantially lower than H118, primarily due to charges for litigation and conduct in H118 which were non-deductible for tax purposes. From 2019, a change in accounting standards has required tax relief on payments made under AT1 instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement. Excluding this accounting change, the Group’s effective tax rate would have been 21.3%.

	Assets		Liabilities
	As at	As at	As at	As at
	30.06.19	31.12.18	30.06.19	31.12.18
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	884	798	(616)	(628)
Deferred tax	3,142	3,828	(5)	(51)
Total	4,026	4,626	(621)	(679)

	As at	As at
	30.06.19	31.12.18
Deferred tax assets and liabilities	£m	£m
USA	2,293	2,541
UK	438	861
Other	411	426
Deferred tax assets	3,142	3,828
Deferred tax liabilities	(5)	(51)

Analysis of deferred tax assets
Temporary differences	2,754	3,299
Tax losses	388	529
Deferred tax assets	3,142	3,828

7.
Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.19	30.06.18	30.06.19	31.12.18
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	27	106	529	529
- Upper T2 instruments	7	3	691	691
Other non-controlling interests	-	(1)	1	3
Total	34	108	1,221	1,223

8.
Earnings per share

	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
Profit attributable to ordinary equity holders of the parent1	2,072	561

	m	m
Basic weighted average number of shares in issue	17,178	17,067
Number of potential ordinary shares	200	258
Diluted weighted average number of shares	17,378	17,325

	p	p
Basic earnings per ordinary share1	12.1	3.3
Diluted earnings per ordinary share1	11.9	3.2

1         From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings.
          Comparatives have been restated, increasing the profit after tax for H118 by £93m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1, Basis of preparation on pages 55 to 56.

9.
Dividends on ordinary shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. A half year dividend for 2019 of 3.0p (H118: 2.5p) per ordinary share will be paid on 23 September 2019 to shareholders on the share register on 9 August 2019.

	Half year ended 30.06.19		Half year ended 30.06.18
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	4.0	684	2.0	341

For qualifying US and Canadian resident ADR holders, the half year dividend of 3.0p per ordinary share becomes 12.0p per ADS (representing four shares). The ADR depositary will post the half year dividend on 23 September 2019 to ADR holders on the record at close of business on 9 August 2019.

10. Derivative financial instruments
	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.19	£m	£m	£m
Foreign exchange derivatives	5,325,619	56,446	(58,302)
Interest rate derivatives	43,634,276	154,780	(147,878)
Credit derivatives	799,556	13,013	(11,995)
Equity and stock index and commodity derivatives	1,172,578	19,801	(24,761)
Derivative assets/(liabilities) held for trading	50,932,029	244,040	(242,936)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	74,976	8	(2)
Derivatives designated as fair value hedges	116,000	138	(103)
Derivatives designated as hedges of net investments	935	-	(62)
Derivative assets/(liabilities) designated in hedge accounting relationships	191,911	146	(167)

Total recognised derivative assets/(liabilities)	51,123,940	244,186	(243,103)

As at 31.12.18
Foreign exchange derivatives	5,289,872	64,188	(64,127)
Interest rate derivatives	37,140,892	125,118	(120,628)
Credit derivatives	759,075	10,755	(9,519)
Equity and stock index and commodity derivatives	1,003,914	22,323	(25,304)
Derivative assets/(liabilities) held for trading	44,193,753	222,384	(219,578)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	75,389	11	(6)
Derivatives designated as fair value hedges	101,845	143	(49)
Derivatives designated as hedges of net investments	2,968	-	(10)
Derivative assets/(liabilities) designated in hedge accounting relationships	180,202	154	(65)

Total recognised derivative assets/(liabilities)	44,373,955	222,538	(219,643)

Derivative financial instrument assets and liabilities increased £22bn to £244bn and £23bn to £243bn respectively, mainly due to an increase in interest rate derivatives.

The IFRS netting posted against derivative assets was £40bn including £5bn of cash collateral netted (December 2018: £21bn including £2bn cash collateral netted) and £40bn for liabilities including £6bn of cash collateral netted (December 2018: £21bn including £3bn of cash collateral netted). Derivative asset exposures would be £223bn (December 2018: £203bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Barclays Group holds cash collateral of £37bn (December 2018: £31bn). Similarly, derivative liabilities would be £223bn (December 2018: £202bn) lower reflecting counterparty netting and cash collateral placed of £37bn (December 2018: £30bn). In addition, non-cash collateral of £5bn (December 2018: £6bn) was held in respect of derivative assets and £4bn (December 2018: £3bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

11.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2018 and Note 1, Basis of preparation on pages 55 to 56, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.19	£m	£m	£m	£m
Trading portfolio assets	58,456	58,377	3,548	120,381
Financial assets at fair value through the income statement	10,853	140,578	8,274	159,705
Derivative financial instruments	6,004	232,481	5,701	244,186
Financial assets at fair value through other comprehensive income	27,063	44,936	170	72,169
Investment property	-	-	8	8
Total assets	102,376	476,372	17,701	596,449

Trading portfolio liabilities	(25,714)	(17,004)	(6)	(42,724)
Financial liabilities designated at fair value	(98)	(229,451)	(304)	(229,853)
Derivative financial instruments	(5,728)	(232,576)	(4,799)	(243,103)
Total liabilities	(31,540)	(479,031)	(5,109)	(515,680)

As at 31.12.18
Trading portfolio assets	51,029	49,545	3,613	104,187
Financial assets at fair value through the income statement	8,918	131,348	9,382	149,648
Derivative financial instruments	6,813	210,510	5,215	222,538
Financial assets at fair value through other comprehensive income	19,764	32,697	355	52,816
Investment property	-	-	9	9
Total assets	86,524	424,100	18,574	529,198

Trading portfolio liabilities	(20,654)	(17,225)	(3)	(37,882)
Financial liabilities designated at fair value	(76)	(216,478)	(280)	(216,834)
Derivative financial liabilities	(6,152)	(208,748)	(4,743)	(219,643)
Total liabilities	(26,882)	(442,451)	(5,026)	(474,359)

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.19	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	152,606	2,320	-	(145,912)	(2,071)
Foreign exchange derivatives	-	56,237	209	-	(58,075)	(289)
Credit derivatives	-	11,565	1,448	-	(11,626)	(369)
Equity derivatives	6,004	10,871	1,711	(5,728)	(15,801)	(2,057)
Commodity derivatives	-	1,202	13	-	(1,162)	(13)
Government and government sponsored debt	53,418	63,687	2	(12,596)	(11,868)	-
Corporate debt	-	20,662	616	-	(5,671)	(6)
Certificates of deposit, commercial paper and other money market instruments	-	554	-	-	(7,939)	(21)
Margin lending	-	15,306	-	-	(23,860)	-
Reverse repurchase and repurchase agreements	-	122,021	13	-	(148,829)	-
Non-asset backed loans	-	7,383	7,930	-	-	-
Asset backed securities	-	3,193	669	-	(28)	-
Issued debt	-	-	-	-	(47,402)	(263)
Equity cash products	42,852	10,190	357	(13,118)	(804)	-
Private equity investments	4	-	913	-	-	(20)
Other1	98	895	1,500	(98)	(54)	-
Total	102,376	476,372	17,701	(31,540)	(479,031)	(5,109)

As at 31.12.18
Interest rate derivatives	-	122,794	2,478	-	(118,227)	(2,456)
Foreign exchange derivatives	-	63,996	192	-	(63,952)	(185)
Credit derivatives	-	9,373	1,381	-	(9,188)	(331)
Equity derivatives	6,813	12,934	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	-	1,413	28	-	(1,380)	(28)
Government and government sponsored debt	41,812	51,644	14	(9,396)	(11,171)	-
Corporate debt	-	14,664	456	-	(5,061)	-
Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)
Margin lending	-	10,388	-	-	(26,875)	-
Reverse repurchase and repurchase agreements	-	118,273	768	-	(138,460)	-
Non-asset backed loans	-	7,406	8,304	-	-	-
Asset backed securities	-	2,314	688	-	(245)	-
Issued debt	-	-	-	-	(42,101)	(251)
Equity cash products	37,816	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	-	1,071	-	-	(19)
Other1	76	571	1,360	(76)	(53)	-
Total	86,524	424,100	18,574	(26,882)	(442,451)	(5,026)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2018: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
	As at 01.01.19	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.19
						Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	5,688	2	-	-	(295)	248	-	-	(9)	5,634
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	1,071	21	(73)	-	(1)	-	43	-	(148)	913
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	9,382	2,366	(2,692)	-	(308)	269	230	24	(997)	8,274

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)

Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Other	(19)	-	-	-	-	-	(1)	-	-	(20)
Financial liabilities designated at fair value	(280)	-	-	(16)	2	5	(2)	(14)	1	(304)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Net derivative financial instruments1	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	13,548	3,702	(4,117)	(16)	(328)	545	227	16	(985)	12,592

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Level 3 movement analysis
	As at 01.01.18	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.18
						Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	11	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	130	(267)	3,841

Non-asset backed loans	6,073	16	-	-	(510)	(8)	-	-	(4)	5,567
Equity cash products	8	11	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(2,004)	-	(510)	(4)	163	-	(18)	7,827

Equity cash products	36	-	(17)	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	2	-	-

Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	33	175	(747)
Net derivative financial instruments1	137	24	(428)	-	285	(157)	-	(301)	213	(227)

Total	9,470	5,094	(2,750)	(4)	(257)	(131)	165	(388)	21	11,220

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.19			Half year ended 30.06.18
	Income statement		Total	Income statement		Total
	Trading income	Other income		Trading income	Other income
	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	-	21	(3)	-	(3)
Financial assets at fair value through the income statement	253	205	458	(5)	116	111
Investment properties	-	(1)	(1)	-	-	-
Trading portfolio liabilities	2	-	2	-	-	-
Financial liabilities designated at fair value	6	-	6	18	-	18
Net derivative financial instruments	212	-	212	(155)	-	(155)
Total	494	204	698	(145)	116	(29)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2018.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.19		As at 31.12.18
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m
Interest rate derivatives	52	(118)	80	(162)
Foreign exchange derivatives	11	(14)	7	(10)
Credit derivatives	125	(79)	126	(73)
Equity derivatives	107	(108)	110	(112)
Commodity derivatives	1	(1)	1	(1)
Corporate debt	12	(10)	10	(2)
Non-asset backed loans	253	(529)	274	(458)
Equity cash products	130	(173)	121	(155)
Private equity investments	236	(247)	230	(241)
Other1	2	(2)	2	(2)
Total	929	(1,281)	961	(1,216)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £929m (December 2018: £961m) or to decrease fair values by up to £1,281m (December 2018: £1,216m) with all the potential effect impacting profit and loss.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2018. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2018.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.19	31.12.18
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(455)	(457)
Uncollateralised derivative funding	(60)	(47)
Derivative credit valuation adjustments	(149)	(125)
Derivative debit valuation adjustments	192	237

●	Uncollateralised derivative funding increased by £13m to £60m as a result of changes in underlying derivative exposures
●	Derivative credit valuation adjustments increased by £24m to £149m as a result of changes in underlying derivative exposures
●	Derivative debit valuation adjustments decreased by £45m to £192m as a result of tightening in Barclays’ credit spreads

Portfolio exemption

The Barclays Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £120m (December 2018: £141m) for financial instruments measured at fair value and £257m (December 2018: £262m) for financial instruments carried at amortised cost. There are additions of £24m (December 2018: £65m) and amortisation and releases of £45m (December 2018: £33m) for financial instruments measured at fair value and additions of £1m (December 2018: £29m) and amortisation and releases of £6m (December 2018: £20m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £4,452m (December 2018: £4,797m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays PLC Annual Report 2018 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Group’s balance sheet.

	As at 30.06.19		As at 31.12.18
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost
- Home loans	151,543	150,549	150,284	148,897
- Credit cards, unsecured loans and other retail lending	56,304	57,822	54,560	56,462
- Finance lease receivables	2,035	2,178	1,886	2,057
- Corporate loans	129,437	127,374	119,676	117,848
Reverse repurchase agreements and other similar secured lending	8,990	8,990	2,308	2,308

Financial liabilities
Deposits at amortised cost
- Banks	(16,975)	(16,975)	(14,166)	(14,166)
- Current and demand accounts	(152,586)	(152,586)	(148,714)	(148,714)
- Savings accounts	(138,830)	(138,830)	(137,589)	(137,589)
- Other time deposits	(105,205)	(105,213)	(94,369)	(94,388)
Repurchase agreements and other similar secured borrowing	(18,322)	(18,322)	(18,578)	(18,578)
Debt securities in issue	(90,815)	(92,044)	(82,286)	(81,687)
Subordinated liabilities	(18,803)	(18,965)	(20,559)	(21,049)

12. Subordinated liabilities
	Half year ended	Year ended
	30.06.19	31.12.18
	£m	£m
Opening balance as at 1 January	20,559	23,826
Issuances	1,271	221
Redemptions	(3,091)	(3,246)
Other	64	(242)
Closing balance	18,803	20,559

Issuances of £1,271m include $1,500m 5.088% Fixed-to-Floating Rate Subordinated Notes (£1,194m) and £77m USD Floating Rate Notes.

Redemption totalling £3,091m include £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments and £77m USD Floating Rate Notes. Barclays Securities Japan Limited redeemed two JPY 1,000m dated loans during the year, totalling £14m.

Other movements predominantly include fair value hedge adjustments, accrued interest and foreign exchange movements.

13. Provisions
	As at	As at
	30.06.19	31.12.18
	£m	£m
PPI redress	360	888
Other customer redress	385	444
Legal, competition and regulatory matters	227	414
Redundancy and restructuring	145	169
Undrawn contractually committed facilities and guarantees	297	271
Onerous contracts	46	139
Sundry provisions	320	327
Total	1,780	2,652

PPI redress

As at 30 June 2019, Barclays had recognised cumulative provisions of £9.6bn (December 2018: £9.6bn). Utilisation of the cumulative provisions to date is £9.2bn (December 2018: £8.7bn), leaving a residual provision of £360m (December 2018: £888m).

Through to 30 June 2019, 2.6m (December 2018: 2.4m) customer initiated claims1 had been received and processed.

The current provision reflects the estimated cost of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes, based on information available at June 2019. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable.

As at 30 June 2019, the provision of £360m represents Barclays’ best estimate of expected PPI related costs in light of the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual cumulative provision outcome may differ from the current estimate. Barclays will continue to review the adequacy of the provision in respect of the future impacts, including after the complaints deadline as not all costs will be settled at that point.
The PPI provision is calculated using a number of assumptions, which continue to involve significant modelling and management judgement:

●
Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the increase in volume is anticipated to cease after the PPI deadline.

●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.
●	Processing cost per claim – the cost of assessing and processing each valid claim.

These assumptions remain subjective, mainly due to the uncertainty associated with the remaining future claims levels, which include complaints driven by Claims Management Company (CMC) activity and the FCA advertising campaign.

In addition, these assumptions are subject to recent investigations and queries by the Official Receiver in respect of bankruptcy estates, the impact of which cannot be reliably estimated at this time.

The following table outlines key forecast assumptions used in the provision calculation as at 30 June 2019, and a sensitivity analysis illustrating the impact on the provision, if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.19	Future expected policy claims	Sensitivity analysis increase/decrease in provision
Customer initiated claims received and processed (thousands)1	2,600	134	50k = £120m
Average uphold rate per claim (%)2	89	87	1% = £3m
Average redress per valid claim (£)3	2,143	2,286	£100 = £12m

1
Total mis-selling claims received by Barclays, including those received via CMCs but excluding those for which no PPI policy exists and excluding recent investigations and queries by the Official Receiver in respect of bankruptcy estates (the impact of which cannot be reliably estimated at this time) and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact of a 50,000 increase or decrease in the number of customer initiated mis-selling policy claims would have on the provision level inclusive of operational processing costs.

2
Average uphold rate per customer initiated mis-selling claims received by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

3
Average redress stated on a per policy basis for future customer initiated mis-selling complaints received by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

14.
Retirement benefits

As at 30 June 2019, the Barclays Group’s IAS 19 pension surplus across all schemes was £1.6bn (December 2018: £1.5bn). The UK Retirement Fund (UKRF), which is the Barclays Group’s main scheme, had an IAS 19 pension surplus of £1.8bn (December 2018: £1.7bn). The movement for the UKRF was driven by higher than assumed asset returns and payment of a deficit reduction contribution, offset by a decrease in the discount rate.

UKRF funding valuations

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.0bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit reduction contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit reduction contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit reduction contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

15.
Called up share capital

Called up share capital comprised 17,245m (December 2018: 17,133m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Half year ended 30.06.19	Ordinary share capital £m	Share premium £m	Total share capital and share premium £m
Opening balance as at 1 January	4,283	28	4,311
Movement	28	155	183
Closing balance	4,311	183	4,494

16. Other equity instruments
	Half year ended	Year ended
	30.06.19	31.12.18
	£m	£m
Opening balance as at 1 January	9,632	8,941
Issuances	2,504	1,925
Redemptions	-	(1,233)
Other	(13)	(1)
Closing balance	12,123	9,632

Other equity instruments of £12,123m (December 2018: £9,632m) include AT1 securities issued by Barclays PLC. During the period, Barclays PLC issued $2.0bn 8% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and £1.0bn 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRR. AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays Group fall below 7%.

17. Other reserves
	As at	As at
	30.06.19	31.12.18
	£m	£m
Currency translation reserve	4,065	3,888
Fair value through other comprehensive income reserve	247	(258)
Cash flow hedging reserve	1,188	660
Own credit reserve	(77)	(121)
Other reserves and treasury shares	980	984
Total	6,403	5,153

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2019, there was a credit balance of £4,065m (December 2018: £3,888m credit) in the currency translation reserve. The £177m credit movement principally reflected the strengthening of period end USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2019, there was a credit balance of £247m (December 2018: £258m debit) in the fair value through other comprehensive income reserve. The gain of £505m is principally reflected by a £721m gain from the increase in fair value of bonds due to decreasing bond yields and a gain of £125m due to an increase in the Absa Group Limited share price. This was partially offset by £216m of net gains transferred to net profit and a tax charge of £126m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2019, there was a credit balance of £1,188m (December 2018: £660m credit) in the cash flow hedging reserve. The increase of £528m principally reflected a £806m increase in the fair value of interest rate swaps held for hedging purposes as major interest rate curves decreased, partially offset by £114m of gains transferred to net profit and a tax charge of £167m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2019, there was a debit balance of £77m (December 2018: £121m debit) in the own credit reserve. The movement of £44m is principally reflected by the widening of Barclays’ funding spreads of £68m, partially offset by tax of £24m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Barclays Group’s various share schemes.

As at 30 June 2019, there was a credit balance of £980m (December 2018: £984m credit) in other reserves. This included a debit balance of £31m (December 2018: £27m debit) relating to treasury shares. During the period, £207m (December 2018: £267m) net purchases of treasury shares were made, mainly reflecting the increase in shares held for the purposes of employee share schemes, and £203m (December 2018: £268m) was transferred to retained earnings reflecting the vesting of deferred share-based payments.

18. Contingent liabilities and commitments
	As at	As at
	30.06.19	31.12.18
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	16,836	15,805
Performance guarantees, acceptances and endorsements	5,921	4,498
Total	22,757	20,303

Commitments
Documentary credits and other short-term trade related transactions	1,273	1,741
Standby facilities, credit lines and other commitments	333,621	322,482
Total	334,894	324,223

In addition to the above, Note 19, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays.

19.
Legal, competition and regulatory matters

Members of the Barclays Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 13, Provisions. We have not disclosed an estimate of the potential financial effect on Barclays of contingent liabilities where it is not currently practicable to do so.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.
Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC brought by the SFO, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

FCA Proceedings and other investigations

In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of approximately £1.6bn (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in June 2020.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices and the amount of PCP’s claim do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays has been cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed. Barclays is in advanced discussions to resolve this matter.

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with a number of regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Additional USD LIBOR Cases in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order has been dismissed.

Beginning in January 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers' Association in 2014. These actions have been consolidated.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Non-US Benchmarks Cases

In addition to the US actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, including the matter referred to below in ‘Local authority civil actions concerning LIBOR’ that is also related to Barclays Bank UK PLC, as well as in a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions. Under the plea agreement with the DoJ, which was approved by the US District Court for the District of Connecticut in January 2017, Barclays PLC agreed to a term of probation of three years. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. In May 2019, the European Commission announced two settlements and Barclays has paid total penalties of approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements, which require Barclays to pay total penalties of approximately CHF 27m.

Claimed amounts/Financial impact

Aside from the settlements described above, Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

FX Opt Out Action

In 2014, a number of civil actions filed in the SDNY alleging manipulation of Foreign Exchange markets were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018. In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

Retail Basis Action
A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs have filed an amended complaint, except as to their federal claims.

Non-US FX Actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential mortgage related litigation

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS). Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to approximately $5bn of Barclays sponsored securitisations. In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties. There are no stated expiration provisions applicable to most R&Ws made by Barclays or the Acquired Subsidiary. Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2019 associated with R&Ws made by Barclays or the Acquired Subsidiary had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests described above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. These civil actions are ongoing. An intermediate appellate court has found that claims related to certain R&Ws are time-barred. This decision is being appealed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached settlement agreements with the SEC and NYAG, which required Barclays to pay $35m to each. Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action. The parties have agreed to a settlement of this action for $27m, which has received final court approval.

Claimed amounts/Financial impact

Aside from the settlements described above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Execution Services Limited (formerly Barclays Services Limited), Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US Government Sponsored Entities Bond Civil Class Action

In a putative consolidated class action filed in the SDNY in 2019, plaintiffs allege that BCI and certain other bond dealers conspired to fix the prices of government sponsored entity bonds in violation of US antitrust law from January 2009 through January 2016.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

In 2018, a putative consolidated class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A. was consolidated in the US District Court in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government Bonds from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. BDC has appealed that decision.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys' fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court. In respect of another complaint, the defendants’ motion to dismiss was granted in March 2019, but the plaintiffs have moved to file an amended complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

2.
Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks’, in the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

General

Barclays is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

Barclays is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays’ results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

20.
Related party transactions

Related party transactions in the half year ended 30 June 2019 were similar in nature to those disclosed in the Barclays PLC Annual Report 2018. No related party transactions that have taken place in the half year ended 30 June 2019 have materially affected the financial position or the performance of the Barclays Group during this period.

21.
Barclays PLC parent company balance sheet

	As at	As at
	30.06.19	31.12.18
Assets	£m	£m
Investment in subsidiaries	60,902	57,374
Loans and advances to subsidiaries	29,800	29,374
Financial assets at fair value through the income statement	10,774	6,945
Derivative financial instruments	138	168
Other assets	109	115
Total assets	101,723	93,976

Liabilities
Deposits at amortised cost	519	576
Debt securities in issue	32,489	32,373
Subordinated liabilities	7,976	6,775
Financial liabilities designated at fair value	3,514	-
Other liabilities	99	72
Total liabilities	44,597	39,796

Equity
Called up share capital	4,311	4,283
Share premium account	183	28
Other equity instruments	12,137	9,633
Other reserves	394	394
Retained earnings	40,101	39,842
Total equity	57,126	54,180

Total liabilities and equity	101,723	93,976

Investment in subsidiaries

The investment in subsidiaries of £60,902m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £12,200m (December 2018: £9,666m). The increase of £3,528m during the period was predominantly driven by capital contributions into Barclays Bank PLC totalling £995m and additional AT1 holdings of $2,000m and £1,000m.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £3,514m (December 2018: £nil) comprises issuances during the period totalling $2,750m Fixed-to-Floating Rate Senior Notes, £600m Fixed Rate Senior Notes, AUD940m Fixed and Floating Rate Senior Notes and ¥20,000m Fixed-to-Floating Rate Bonds. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £10,774m (December 2018: £6,945m).

Subordinated liabilities

During H119, Barclays PLC issued $1,500m of Fixed-to-Floating Rate Subordinated Notes, which are included within the subordinated liabilities balance of £7,976m (December 2018: £6,775m).

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been two issuances during the period, with principal amounts totalling $2,000m and £1,000m.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC).

Appendix: Non-IFRS Performance Measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 85.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 85.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 24.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 93.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 86 to 93.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.19	£m	£bn	%
Barclays UK	750	10.3	14.5
Corporate and Investment Bank	1,178	25.5	9.3
Consumer, Cards and Payments	442	5.3	16.6
Barclays International	1,620	30.8	10.5
Head Office	(298)	4.6	n/m
Barclays Group	2,072	45.7	9.1

Half year ended 30.06.18
Barclays UK	447	10.0	9.0
Corporate and Investment Bank	1,434	26.0	11.0
Consumer, Cards and Payments	499	4.7	21.2
Barclays International	1,933	30.7	12.6
Head Office	(1,819)	3.1	n/m
Barclays Group	561	43.8	2.6

Performance measures excluding litigation and conduct

	Half year ended 30.06.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,065)	(3,505)	(1,166)	(4,671)	(136)	(6,872)
Impact of litigation and conduct	44	26	4	30	40	114
Operating expenses	(2,021)	(3,479)	(1,162)	(4,641)	(96)	(6,758)

Total income	3,548	5,300	2,173	7,473	(231)	10,790

Cost: income ratio excluding litigation and conduct	57%	66%	53%	62%	n/m	63%

Profit before tax
Profit/(loss) before tax	1,062	1,714	627	2,341	(389)	3,014
Impact of litigation and conduct	44	26	4	30	40	114
Profit/(loss) before tax excluding litigation and conduct	1,106	1,740	631	2,371	(349)	3,128

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	750	1,178	442	1,620	(298)	2,072
Post-tax impact of litigation and conduct	32	21	3	24	30	86
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	782	1,199	445	1,644	(268)	2,158

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.5	6.4	31.9	7.9	53.7
Average goodwill and intangibles	(3.6)	-	(1.1)	(1.1)	(3.3)	(8.0)
Average tangible shareholders' equity	10.3	25.5	5.3	30.8	4.6	45.7

Return on average tangible shareholders' equity excluding litigation and conduct	15.1%	9.4%	16.7%	10.7%	n/m	9.4%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,178

Basic earnings per ordinary share excluding litigation and conduct						12.6p

	Half year 30.06.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,387)	(3,559)	(1,109)	(4,668)	(1,661)	(8,716)
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Operating expenses	(1,973)	(3,546)	(1,060)	(4,606)	(95)	(6,674)

Total income	3,624	5,379	2,136	7,515	(205)	10,934

Cost: income ratio excluding litigation and conduct	54%	66%	50%	61%	n/m	61%

Profit before tax
Profit/(loss) before tax	826	2,010	700	2,710	(1,877)	1,659
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Profit/(loss) before tax excluding litigation and conduct	1,240	2,023	749	2,772	(311)	3,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	447	1,434	499	1,933	(1,819)	561
Post-tax impact of litigation and conduct	412	10	36	46	1,531	1,989
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	859	1,444	535	1,979	(288)	2,550

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	26.3	5.8	32.1	6.1	51.7
Average goodwill and intangibles	(3.5)	(0.3)	(1.1)	(1.4)	(2.9)	(7.8)
Average tangible shareholders' equity	10.0	26.0	4.7	30.7	3.1	43.8

Return on average tangible shareholders' equity excluding litigation and conduct	17.3%	11.1%	22.7%	12.9%	n/m	11.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,067

Basic earnings per ordinary share excluding litigation and conduct						14.9p

Barclays Group
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)
Impact of litigation and conduct	53	61	60	105	81	1,961	383	81
Operating expenses	(3,501)	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)

Total income	5,538	5,252	5,073	5,129	5,576	5,358	5,022	5,173

Cost: income ratio excluding litigation and conduct	63%	62%	79%	65%	59%	63%	79%	63%

Profit before tax
Profit/(loss) before tax	1,531	1,483	374	1,461	1,895	(236)	93	1,107
Impact of litigation and conduct	53	61	60	105	81	1,961	383	81
Profit before tax excluding litigation and conduct	1,584	1,544	434	1,566	1,976	1,725	476	1,188

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,034	1,038	(14)	1,050	1,279	(718)	(1,245)	626
Post-tax impact of litigation and conduct	40	46	62	85	59	1,930	351	77
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,074	1,084	48	1,135	1,338	1,212	(894)	703

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.0	53.2	52.2	52.5	51.3	52.0	55.9	56.6
Average goodwill and intangibles	(7.8)	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)
Average tangible shareholders' equity	46.2	45.2	44.3	44.6	43.5	44.2	48.1	48.9

Return on average tangible shareholders' equity excluding litigation and conduct	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,178	17,111	17,075	17,074	17,067	17,037	16,996	16,994

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p

Barclays UK
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)
Impact of litigation and conduct	41	3	15	54	3	411	53	11
Operating expenses	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)	(980)

Total income	1,771	1,777	1,863	1,896	1,836	1,788	1,870	1,852

Cost: income ratio excluding litigation and conduct	58%	56%	62%	52%	53%	56%	63%	53%

Profit before tax
Profit before tax	477	585	390	740	656	170	452	661
Impact of litigation and conduct	41	3	15	54	3	411	53	11
Profit before tax excluding litigation and conduct	518	588	405	794	659	581	505	672

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	328	422	241	510	473	(26)	258	432
Post-tax impact of litigation and conduct	30	2	12	48	1	411	37	8
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	358	424	253	558	474	385	295	440

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.8	13.9	13.6	13.7	13.6	13.4	13.1	14.0
Average goodwill and intangibles	(3.5)	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)
Average allocated tangible equity	10.3	10.4	10.1	10.1	10.1	9.8	9.6	9.4

Return on average allocated tangible equity excluding litigation and conduct	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%

Barclays International
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)
Impact of litigation and conduct	11	19	33	32	47	15	255	5
Operating expenses	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)

Total income	3,903	3,570	3,221	3,290	3,707	3,808	3,319	3,315

Cost: income ratio excluding litigation and conduct	62%	62%	82%	69%	62%	60%	81%	66%

Profit before tax
Profit before tax	1,223	1,118	215	850	1,297	1,413	6	652
Impact of litigation and conduct	11	19	33	32	47	15	255	5
Profit before tax excluding litigation and conduct	1,234	1,137	248	882	1,344	1,428	261	657

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	832	788	(21)	687	926	1,007	(1,134)	391
Post-tax impact of litigation and conduct	8	16	34	26	34	12	250	4
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	840	804	13	713	960	1,019	(884)	395

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.1	31.6	32.4	32.5	32.8	31.4	29.9	31.5
Average goodwill and intangibles	(1.0)	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)
Average allocated tangible equity	31.1	30.5	31.3	31.1	31.4	30.1	28.5	28.9

Return on average allocated tangible equity excluding litigation and conduct	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%

Corporate and Investment Bank
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)
Impact of litigation and conduct	7	19	23	32	-	13	255	5
Operating expenses	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)

Total income	2,795	2,505	2,151	2,235	2,580	2,799	2,252	2,280

Cost: income ratio excluding litigation and conduct	67%	65%	94%	77%	69%	63%	95%	73%

Profit before tax
Profit/(loss) before tax	887	827	85	498	835	1,175	(252)	593
Impact of litigation and conduct	7	19	23	32	-	13	255	5
Profit before tax excluding litigation and conduct	894	846	108	530	835	1,188	3	598

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	596	582	(84)	431	600	834	(1,227)	368
Post-tax impact of litigation and conduct	5	16	27	25	-	10	250	4
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	601	598	(57)	456	600	844	(977)	372

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	25.8	25.2	26.0	26.2	26.7	25.9	24.7	25.8
Average goodwill and intangibles	-	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)
Average allocated tangible equity	25.8	25.1	26.0	25.9	26.4	25.6	24.3	24.8

Return on average allocated tangible equity excluding litigation and conduct	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%

Consumer, Cards and Payments
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(579)	(587)	(638)	(565)	(580)	(529)	(564)	(526)
Impact of litigation and conduct	4	-	10	-	47	2	-	-
Operating expenses	(575)	(587)	(628)	(565)	(533)	(527)	(564)	(526)

Total income	1,108	1,065	1,070	1,055	1,127	1,009	1,067	1,035

Cost: income ratio excluding litigation and conduct	52%	55%	59%	54%	47%	52%	53%	51%

Profit before tax
Profit before tax	336	291	130	352	462	238	258	59
Impact of litigation and conduct	4	-	10	-	47	2	-	-
Profit before tax excluding litigation and conduct	340	291	140	352	509	240	258	59

Profit attributable to ordinary equity holders of the parent
Attributable profit	236	206	63	256	326	173	93	23
Post-tax impact of litigation and conduct	3	-	7	1	34	2	-	-
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	239	206	70	257	360	175	93	23

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.3	6.4	6.4	6.3	6.0	5.5	5.3	5.7
Average goodwill and intangibles	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)
Average allocated tangible equity	5.3	5.4	5.3	5.2	5.0	4.5	4.2	4.2

Return on average allocated tangible equity excluding litigation and conduct	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%

Head Office
	Q219	Q119	Q418	Q318	Q218	Q118	Q417	Q317
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(169)	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)
Impact of litigation and conduct	1	39	12	19	31	1,535	75	65
Loss before tax excluding litigation and conduct	(168)	(181)	(219)	(110)	(27)	(284)	(290)	(141)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(126)	(172)	(234)	(147)	(120)	(1,699)	(369)	(197)
Post-tax impact of litigation and conduct	2	28	16	11	24	1,507	64	65
Attributable loss excluding litigation and conduct	(124)	(144)	(218)	(136)	(96)	(192)	(305)	(132)

Tangible net asset value
	As at 30.06.19	As at 31.12.18	As at 30.06.18
	£m	£m	£m
Total equity excluding non-controlling interests	67,576	62,556	61,055
Other equity instruments	(12,123)	(9,632)	(8,938)
Goodwill and intangibles	(7,993)	(7,973)	(7,871)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,460	44,951	44,246

	m	m	m
Shares in issue	17,245	17,133	17,110

	p	p	p
Tangible net asset value per share	275	262	259

Shareholder Information

Results timetable1			Date
Ex-dividend date			8 August 2019
Dividend record date			9 August 2019
Scrip reference share price set and made available to shareholders			15 August 2019
Cut off time of 4.30 pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)			23 August 2019
Dividend payment date/first day of dealing in new shares			23 September 2019
Q3 2019 Results Announcement			25 October 2019

For qualifying US and Canadian resident ADR holders, the half year dividend of 3.0p per ordinary share becomes 12.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change3
Exchange rates2	30.06.19	31.12.18	30.06.18	31.12.18	30.06.18
Period end - USD/GBP	1.27	1.28	1.32	(1%)	(4%)
6 month average - USD/GBP	1.29	1.29	1.38	-	(7%)
3 month average - USD/GBP	1.29	1.29	1.36	-	(5%)
Period end - EUR/GBP	1.12	1.12	1.13	-	(1%)
6 month average - EUR/GBP	1.15	1.12	1.14	3%	1%
3 month average - EUR/GBP	1.14	1.13	1.14	1%	-

Share price data
Barclays PLC (p)	149.80	150.52	189.00
Barclays PLC number of shares (m)	17,245	17,133	17,110

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.
American Depositary Receipts (ADRs)
J.P.Morgan
jpmorgan.adr@eq-us.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 651 453 2133 (for the hearing impaired).
https://shareowneronline.equiniti.com/UserManagement/ContactUs.aspx
J.P.Morgan Chase Bank N.A., Shareholder Services, PO Box 64504, St. Paul, MN 55164-0504, USA.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3.	The change is the impact to GBP reported information
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.